                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                              NCF Financial Corporation
             -------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.10 per share
             -------------------------------------------------------------
                            (Title of Class of Securities)

                                        628848
             -------------------------------------------------------------
                                    (CUSIP Number)

                                   Robert E. Yates
                        President and Chief Executive Officer
                        Community Bank Shares of Indiana, Inc.
                         202 East Spring Street, P.O. Box 939
                              New Albany, Indiana  47150
                                    (812) 944-2224
             -------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 17, 1997
             -------------------------------------------------------------
                         (Date of Event Which Requires Filing
                                  of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

     The total number of shares reported herein is 150,000 shares, which constitutes approximately 18.9% of the total number of shares of the issuer outstanding as of December 17, 1997. Unless otherwise indicated, all ownership percentages set forth herein assume that as of December 17, 1997, there were 792,609 shares of the issuer outstanding.

                                  Page 1 of 11 Pages

CUSIP No. 628848                                       Page  2  of  11  Pages
-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Community Bank Shares of Indiana, Inc.
      IRS Employer Identification No. 35-1938254
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /

       Not Applicable                                                   (b) / /
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
      WC
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                                  / /
      Not applicable
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana

NUMBER OF                     7.  SOLE VOTING POWER
SHARES                              150,000(1)
BENEFICIALLY                  -----------------------------------------------
OWNED BY                      8.  SHARED VOTING POWER
EACH                                0
REPORTING                     -----------------------------------------------
PERSON                        9.  SOLE DISPOSITIVE POWER
WITH                                150,000(1)
                              -----------------------------------------------
                              10.  SHARED DISPOSITIVE POWER
                                     0
                              -----------------------------------------------

---------------------
(1) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act. See Item 5 of this
     Schedule 13D.

CUSIP No. 628848                                         Page  3  of  11  Pages
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         150,000(2)
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
        Not Applicable
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.9%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO, HC
-------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     This Schedule 13D relates to the common stock, par value $.10 per share (the "NCF Common Stock"), of NCF Financial Corporation ("NCF"), a corporation organized and existing under the laws of the State of Delaware and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The principal executive offices of NCF are located at 106A John Rowan Boulevard, Bardstown, Kentucky 40004.

Item 2.   Identity and Background.

     (a)-(c) and (f) This Schedule 13D is filed by Community Bank Shares of Indiana, Inc. ("Community"), a corporation organized under the laws of the State of Indiana and registered as a bank holding company under the BHC Act. The principal executive offices of Community are located at 202 East Spring Street, New Albany, Indiana 47250.

     Each executive officer and each director of Community is a citizen of the United States. The name, business address and present principal occupation of each director and executive officer of Community is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

     (d)-(e) During the last five years, neither Community nor, to the best of Community's knowledge, any of its executive officers or directors has been convicted in a

--------------------
(2) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act. See Item 5 of this
     Schedule 13D.

criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Community or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Pursuant to a Stock Option Agreement, dated as of December 17, 1997, between NCF, as issuer, and Community, as grantee (the "Option Agreement"), NCF has granted Community an irrevocable option to purchase the shares of NCF Common Stock covered by this Schedule 13D under certain circumstances (the "Option"). Specifically, the Option grants Community the right to purchase up to 150,000 shares of NCF Common Stock (the "Option Shares") (which represent 18.9% of the number of shares outstanding on December 17, 1997, without giving effect to the issuance of any shares pursuant to an exercise of the Option), subject to certain adjustments, at a price, subject to certain adjustments, of $14.75 per share. The Option was granted by NCF as a condition of and in consideration for Community entering into an Agreement and Plan of Reorganization and related Agreement of Merger, each dated as of December 17, 1997, between Community and NCF (together, the "Reorganization Agreement"), which is included hereto as Exhibit 2.

     The exercise of the Option for the full number of Option Shares currently covered thereby would require aggregate funds of approximately $2.2 million. It is anticipated that, should the Option become exercisable and should Community elect to exercise the Option, Community would obtain the funds for purchase from working capital.

     A copy of the Option Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference in its entirety.

Item 4.   Purpose of Transaction.

     On December 17, 1997, Community and NCF entered into the Reorganization Agreement, pursuant to which NCF will, subject to the conditions and upon the terms stated therein, merge with and into Community (the "Merger").

     The Reorganization Agreement provides, among other things, that as a result of the Merger each share of NCF Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than any dissenting shares under Delaware law and certain other shares) will be converted into the right to receive .935 of a newly-issued share of common stock, par value $.10 per share, of Community ("Community Common Stock") (the "Exchange Ratio"). However, (i) if the Community Market Value, as defined, is less than $15.00, then the Exchange Ratio shall be one share of Community Common Stock; or (ii) if the Community Market Value is greater than $25.00, then the Exchange Ratio shall be .88 of one share of Community Common Stock.

     For purposes of determining the Exchange Ratio, the following definitions apply: (i) "Community Market Value" means the average of the Community Market Prices for the twenty (20) consecutive trading days ending on the trading day preceding the Determination Date; (ii) "Community Market Price" means, as of any date, the average between the closing high bid and low asked prices of a share of Community Common stock on the NASDAQ SmallCap Market System (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source); and (iii) "Determination Date" means the date on all approvals of all regulatory authorities required in connection with the consummation of the Merger have been obtained.

     The Merger is subject to customary closing conditions, including, among other things, approval of the Merger by the shareholders of NCF and Community, if required, the receipt of all required regulatory approvals of the Merger, the receipt by the parties' of a favorable legal opinion from Community's legal counsel with respect to the tax consequences of the transactions contemplated by the Reorganization Agreement, and the receipt by the parties' of a letter from Community's independent public accountants to the effect that the Merger shall be accounted for as a pooling of interests under generally accepted accounting principles. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by Community with the SEC with respect to the shares of Community Common Stock to be issued in the Merger, as well as other customary conditions. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained.

     The Reorganization Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the Merger. Pending consummation of the Merger, NCF and its wholly owned subsidiary, NCF Bank & Trust Co. (the "Bank") generally are required to conduct their respective businesses in the ordinary course consistent with past practice and to use their best efforts to preserve their respective business organizations intact. In addition, NCF shall not, and shall cause the Bank not to, among other things, (i) change any provision of the Certificate of Incorporation or other governing instrument or Bylaws of NCF or the Bank; (ii) except for the issuance of NCF Common Stock pursuant to the present terms of outstanding stock options, change the number of shares of its authorized or issued capital stock or issue or grant any option or any right to purchase any authorized or issued capital stock of NCF or the Bank;
(iii) declare, set aside or pay any dividend or other distribution in respect of the capital stock of NCF or the Bank, except for regular cash dividends not in excess of $0.15 per share of NCF Common Stock; (iv) grant any severance or termination pay (other than pursuant to binding contracts of NCF in effect) to, or enter into or amend any employment, consulting or compensation agreement with, any of its directors, officers or employees; or award any increase in compensation or benefits to its directors, officers or employees, except, in the case of employees, such as may be granted in the ordinary course of business and consistent with past practices and policies;
(v) enter into or modify (except as may be required by applicable law or the Reorganization Agreement) any pension, retirement, stock option, or other employee benefit plan or arrangement in respect of any of its directors, officers or employees; or make any contributions to NCF's Employee Stock Ownership Plan or any other defined contribution plan or any defined benefit pension or retirement plan other than in the ordinary course of business consistent with past practice; (vi) sell or dispose of any significant assets or incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies, or acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) any business or entity; (vii) make any capital expenditures in excess of $25,000 in the aggregate, other than pursuant to binding commitments, other than expenditures necessary to maintain existing assets in good repair and other than as previously disclosed to Community; (viii) except as previously disclosed to Community, file any applications or make any contract with respect to branching or site location or relocation; (ix) make any material change in its accounting methods or practices, other than changes required by generally accepted accounting principles, or change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in laws or regulations; (x) change its lending, investment, deposit or asset and liability management or other banking policies in any material respect except as may be required by applicable law;
(xi) engage in any transaction with a "person" or "affiliate," as defined in the Reorganization Agreement; (xii) enter into any futures contract, option or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest; (xiii) take any action that would result in any of its representations and warranties contained in the Reorganization Agreement not being true and correct in any material respect at the Effective Time; or (xiv) agree to do any of the foregoing.

     The Reorganization Agreement further provides that neither NCF nor the Bank shall directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Community) concerning any merger, sale of substantial assets or liabilities not in the ordinary course of business, sale of shares of capital stock or similar transactions involving NCF or the Bank (an "Acquisition Transaction"); provided, however, that NCF may provide information in connection with an unsolicited possible Acquisition Transaction if the Board of Directors of NCF, after receipt of written advice of legal counsel to take such action, determines in the exercise of its fiduciary responsibilities that such information should be furnished.

     The Reorganization Agreement may be terminated (a) by mutual written consent of the parties hereto; (b) by Community or NCF (i) if the Effective Time shall not have occurred on or prior to September 30, 1998 or (ii) if a vote of the stockholders of NCF is taken and such stockholders fail to approve the Reorganization Agreement at the meeting of stockholders (or any adjournment thereof); (c) by Community or NCF upon written notice to the other 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the Merger shall have been denied or withdrawn at the request or recommendation of the applicable regulatory agency or governmental authority, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or 30 or more days after any petition for rehearing or amended application is denied; (d) by Community in writing if NCF has, or by NCF in writing if Community has, breached (i) any covenant or undertaking contained in the Reorganization Agreement, or (ii) any representation or warranty contained in the Reorganization Agreement, which breach would have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank or Community and its subsidiaries, as applicable, taken as a whole, or upon the consummation of the Merger, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Effective Time; provided that either party may terminate the Reorganization Agreement on the basis of any such material breach of any representation or warranty, notwithstanding any qualification therein relating to the knowledge of the other party; (e) by Community or NCF in writing, if any of the applications for prior regulatory approval are denied or are approved contingent upon the satisfaction of any condition or requirement which, in the reasonable opinion of the Board of Directors of Community, would materially impair the value of NCF and the Bank to Community, and the time period for appeals and requests for reconsideration has run.

     Concurrently with entering into the Reorganization Agreement, Community and NCF entered into the Option Agreement, pursuant to which NCF granted to Community the Option.

     Under the Option Agreement, the Option will become exercisable, in whole at any time or in part from time to time, to the extent not previously exercised, if a Purchase Event (as defined) shall have occurred and be continuing, provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further effect, except as to notices of exercise given prior thereto, on the Termination Date, which shall be the date on which occurs the earliest of (i) immediately prior to the Effective Time, (ii) twelve (12) months after the first occurrence of a Purchase Event, (iii) twelve (12) months following a termination of the Reorganization Agreement by Community pursuant to a breach of the Reorganization Agreement by NCF prior to the occurrence of a Purchase Event; and (iv) twelve (12) months following a termination of the Reorganization Agreement in accordance with its terms (other than by Community pursuant to a breach of the Reorganization Agreement by NCF) prior to the occurrence of a Purchase Event, provided, however, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable laws and regulations.

     A "Purchase Event" means any of the following events or transactions occurring:
(i) NCF or any of its subsidiaries shall have entered into an agreement with any person (other than Community or any subsidiary thereof) (A) to merge, consolidate or enter into any similar transaction with such person, (B) for the disposition, by sale, lease, exchange or otherwise, of all or substantially all of the consolidated assets or deposits of NCF or any of its subsidiaries or (C) for the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or an option or right to acquire such securities) representing 15% or more of the voting power of NCF or any of its subsidiaries; (ii) any person (other than Community or any subsidiary thereof) shall have acquired beneficial ownership of, or any group of persons shall have been formed which beneficially owns, 15% or more of the then outstanding NCF Common Stock (any of the foregoing in (i) or (ii) is hereinafter referred to as an "Acquisition Transaction"); (iii) any person (other than Community or any subsidiary thereof) shall have (A) commenced a tender offer or filed a registration statement under the Securities Act of 1933, as amended ("Securities Act"), with respect to an exchange offer to purchase or otherwise acquire control of 15% or more of the then outstanding shares of NCF Common Stock (such offers being referred to herein as a "Tender Offer" and an "Exchange Offer," respectively); or (iv) the holders of the outstanding NCF Common Stock shall not have approved the Reorganization Agreement (including the related Agreement of Merger) at the meeting of such holders called for such purpose pursuant to the Reorganization Agreement, such meeting shall not have been held or shall have been cancelled prior to the termination of the Reorganization Agreement in accordance with its terms, or NCF's Board of Directors shall have withdrawn or modified in a manner which is adverse to Community the recommendation of NCF's Board of Directors with respect to the Reorganization Agreement and the Agreement of Merger, in each case after it shall have been publicly announced that any person (other than Community or any subsidiary thereof) shall have (A) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, (B) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (C) filed an application (or given notice), whether in draft or final form, under the Bank Holding Company Act of 1956, the Bank Merger Act or the Change in Bank Control Act of 1978, for approval to engage in an Acquisition Transaction or (D) any person shall have solicited proxies in a proxy solicitation subject to Regulation 14A under the Exchange Act in opposition to approval of the Reorganization Agreement by NCF's stockholders.

     Except as set forth herein or in the Exhibits hereto, to the best of Community's knowledge, NCF does not have any current plans or proposals that relate to or would result in:

     (A) The acquisition by any person of additional shares of NCF Common Stock or the disposition of shares of NCF Common Stock;

     (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NCF or any of its subsidiaries;

     (C) A sale or transfer of a material amount of assets of NCF or any of its subsidiaries;

     (D) Any change in the present Board of Directors or management of NCF, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (E) Any material change in the present capitalization or dividend policy of NCF;

     (F)  Any other material change in NCF's business or corporate structure;

     (G) Any changes in NCF's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NCF by any person;

     (H) Causing a class of securities of NCF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (I) A class of equity securities of NCF becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (J)  Any action similar to any of those enumerated above.

     The foregoing descriptions of the Reorganization Agreement and the Option Agreement are qualified in their entirety by reference to such documents, copies of which are included hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference in their entirety.

Item 5.   Interest in Securities of Issuer.

     (a)-(b) By reason of its execution of the Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Community may be deemed to have sole voting and sole dispositive power with respect to the NCF Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 150,000 shares of NCF Common Stock, or 18.9% of the NCF Common Stock issued and outstanding as of December 17, 1997, without giving effect to the issuance of any shares pursuant to an exercise of the Option. However, because the Option is exercisable only in the circumstances set forth in Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, Community expressly disclaims any beneficial ownership of the 150,000 shares of NCF Common Stock which are obtainable by Community upon exercise of the Option.

     Except as set forth above, neither Community nor, to the best of Community's knowledge, any of the individuals named in Schedule 1 hereto, is a beneficial owner of any NCF Common Stock.

     (c) Except as set forth above, no transactions in NCF Common Stock were effected during the past 60 days by Community or, to the best of Community's knowledge, by any of the individuals named in Schedule 1 hereto.

     (d) So long as Community has not purchased the Shares of NCF Common Stock subject to the Option, Community does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of NCF Common Stock.

     (e)  Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described above, the Reorganization Agreement contains certain customary restrictions on the conduct of the business of NCF, including certain customary restrictions relating to the NCF Common Stock. Except as provided in the Reorganization Agreement and the Option Agreement, neither Community nor, to the best of Community's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of NCF, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     The following exhibits are filed as part of this Schedule 13D:

Exhibit 1 Name, business address and present principal occupation of each director and executive officer of Community Bank Shares of Indiana, Inc.

Exhibit 2 Agreement and Plan of Reorganization and related Agreement of Merger, each dated as of December 17, 1997, between Community Bank Shares of Indiana, Inc. and NCF Financial Corporation.

Exhibit 3 Stock Option Agreement, dated as of December 17, 1997, between NCF Financial Corporation, as issuer, and Community Bank Shares of Indiana, Inc., as grantee.

                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                      COMMUNITY BANK SHARES OF INDIANA, INC.




                                      By:  /s/ Robert E. Yates
                                           -----------------------------
                                           Robert E. Yates
                                           President and Chief Executive
                                            Officer


January 7, 1998

                                    EXHIBIT INDEX

Exhibit                  Description

1 Name, business address and present principal occupation of each director and executive officer of Community Bank Shares of Indiana, Inc.

2 Agreement and Plan of Reorganization and related Agreement of Merger, each dated as of December 17, 1997, between Community Bank Shares of Indiana, Inc. and NCF Financial Corporation.

3 Stock Option Agreement, dated as of December 17, 1997, between NCF Financial Corporation, as issuer, and Community Bank Shares of Indiana, Inc., as grantee.

                                                                      Exhibit 1

               Name, business address and present principal occupation
                       of the directors and executive officers
                      of Community Bank Shares of Indiana, Inc.


Directors

     The business address of each director of Community Bank Shares of Indiana, Inc. is c/o Community Bank Shares of Indiana, Inc., 202 East Spring Street, P.O. Box 939, New Albany, Indiana 47150.

C. Thomas Young, Chairman of the Board
Partner in law firm of Young, Lind, Endres & Kraft and partner in Shea and Young, a real estate investment company

Robert J. Koetter, Sr.
part owner of Koetter Construction Company, Floyd Knobs, Indiana; M.E.K.A., Inc., a development company in Floyd Knobs, Indiana; and KP Properties

Robert E. Yates
President and Chief Executive Officer of Community Bank Shares of Indiana, Community Bank of Southern Indiana and Heritage Bank of Southern Indiana

Timothy T. Shea
President and Chief Executive Officer of Vermont American Corp., a manufacturer and marketer of power tool accessories and home storage products located in Louisville, Kentucky

Gary L. Libs
President and Chief Executive officer of Libs Paving Co., Inc., Floyd Knobs, Indiana, and of Asphalt Supply Co., Jeffersonville, Indiana

James W. Robinson
Chairman of Caldwell Tanks, Inc., a tank manufacturer located in Louisville, Kentucky; Secretary and director of Stem Wood Corp., a lumber and veneer manufacturer located in New Albany, Indiana

Gordon Huncilman
President and Chief Executive Officer of Bert R. Huncilman & Sons, Inc., a steel fabricator and manufacturer of light equipment located in New Albany, Indiana

Kerry Stempler
Commercial builder, K.M. Stempler, Inc. New Albany, Indiana

Dale Orem
Chairman of the Board of Heritage Bank of Southern Indiana, Jeffersonville, Indiana

Steven Stempler
President of Stempler & Sons, Inc. a plumbing supply company located in Jeffersonville, Indiana


Executive Officers who are not Directors

     The business address of each executive officer of Community Bank Shares of Indiana, Inc. who is not a director is c/o Community Bank Shares of Indiana, Inc., 202 East Spring Street, P.O. Box 939, New Albany, Indiana 47150.

James M. Stutsman
Senior Vice President and Chief Financial Officer

M. Diane Murphy
Senior Vice President and Corporate Secretary

Stanley L. Krol
Senior Vice President

Thomas Jones
Vice President

                                                                      Exhibit 2
                         AGREEMENT AND PLAN OF REORGANIZATION


     AGREEMENT AND PLAN OF REORGANIZATION, dated as of December 17, 1997 ("Agreement"), between Community Bank Shares of Indiana, Inc. ("Community"), an Indiana corporation headquartered in New Albany, Indiana, and NCF Financial Corporation ("NCF"), a Delaware corporation headquartered in Bardstown, Kentucky.


                                     WITNESSETH:

     WHEREAS, the Boards of Directors of Community and NCF have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transactions provided for herein, including the merger of NCF with and into Community subject to the terms and conditions set forth herein; and

     WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby; and

     WHEREAS, as a condition and inducement to Community's willingness to enter into this Agreement, (i) NCF is concurrently entering into a Stock Option Agreement with Community (the "Stock Option Agreement"), in substantially the form attached hereto as Exhibit A, pursuant to which NCF is granting to Community the option to purchase shares of NCF Common Stock (as defined herein) under certain circumstances; (ii) certain stockholders of NCF are concurrently entering into a Letter Agreement with Community (the "Letter Agreement"), in substantially the form attached hereto as Exhibit B, pursuant to which, among other things, such stockholders agree to vote their shares of NCF Common Stock in favor of this Agreement and the transactions contemplated hereby; and (iii) A.E. Bowling, President and Chairman of the Board of the NCF is concurrently entering into a Retirement Agreement (the "Retirement Agreement") in substantially the form attached hereto as Exhibit C, pursuant to which Community will provide certain retirement payments to Mr. Bowling subject to the terms and conditions set forth therein.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:

                                 ARTICLE I

                                 THE MERGER

     1.01.     The Merger.

     Subject to the terms and conditions of this Agreement and the Agreement of Merger, dated as of the date hereof, between Community and NCF, a copy of which is attached hereto as Appendix A, at the Effective Time (as defined in Section 1.02 hereof), NCF shall be merged with and into Community in accordance with the Delaware General Corporation Law ("DGCL") and the Indiana Business Corporation Law ("IBCL") (the "Merger"), with Community as the surviving corporation (hereinafter sometimes called the "Surviving Corporation"). Each share of common stock, par value $.10 per share, of NCF ("NCF Common Stock") outstanding immediately prior to the Effective Time (other than shares as to which dissenters' rights have been asserted and duly perfected in accordance with Delaware law (the "NCF Dissenting Shares") and shares held by NCF (including treasury shares) or Community or any of their respective wholly owned subsidiaries) shall, by virtue of the Merger and without any further action by the holder thereof, be converted into and represent the right to receive shares of common stock, par value $.10 per share, of Community ("Community Common Stock") ("Merger Consideration"), as provided in Section 1.03 hereof and subject to the terms, conditions, limitations and procedures set forth in this Agreement and the Agreement of Merger. If deemed advisable by Community for regulatory, corporate, or other reasons, Community may revise the structure of the business combination to provide for a to-be-organized wholly owned subsidiary of Community to merge with the Bank in lieu of the merger between Community and NCF.

     1.02.     Effective Time.

     The Merger shall become effective on the date and at the time that Articles of Merger are filed with the Secretary of State of the State of Indiana pursuant to the IBCL, unless a later date and time is specified as the effective time in such Articles of Merger ("Effective Time"). A closing (the "Closing") shall take place immediately prior to the Effective Time at 10:00 a.m., on the fifth business day following the receipt of all necessary regulatory or governmental approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver, to the extent permitted hereunder, of the conditions to the consummation of the Merger specified in Article V of this Agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), at the offices of Community, 200 East Spring Street, New Albany, Indiana 47150, or at such other place, at such other time, or on such other date as the parties may mutually agree upon. At the Closing, there shall be delivered to Community and NCF the opinions, certificates and other documents required to be delivered under Article V hereof.

     1.03.     Conversion of Shares.

     At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of NCF Common Stock:

     (a) Each share of Community Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

     (b) All shares of NCF Common Stock owned by NCF (including treasury shares) or Community or any of their respective wholly owned subsidiaries shall be cancelled and retired and shall not represent capital stock of the Surviving Corporation and shall not be exchanged for shares of Community Common Stock, cash or other consideration.

     (c) Subject to Sections 1.05, 1.06, 1.08 and 1.11, each share of NCF Common Stock issued and outstanding at the Effective Time (other than shares to be cancelled in accordance with Section 1.03(b)) shall be converted into, and shall be cancelled in exchange for, the right to receive (i) if the Community Market Value is greater than or equal to $15.00 and less than or equal to $25.00, then .935 of one share of Community Common Stock; (ii) if the Community Market Value is less than $15.00, then one share of Community Common Stock; or
(iii) if the Community Market Value is greater than $25.00, then .88 of one share of Community Common Stock.

The applicable formula for conversion of NCF Common Stock to Community Common Stock, as determined pursuant to any of Section 1.03(c) (i), 1.03((c)(ii) or 1.03(c)(iii), is hereinafter referred to as the "Exchange Ratio."

     (d) For purposes of determining the Exchange Ratio, the following definitions apply:

          (i) "Community Market Value" means the average of the Community Market Prices for the twenty (20) consecutive trading days ending on the trading day preceding the Determination Date;

          (ii) "Community Market Price" means, as of any date, the average between the closing high bid and low asked prices of a share of Community Common Stock on the NASDAQ SmallCap Market System (as reported in THE WALL STREET JOURNAL, or if not reported therein, in another authoritative source).

          (iii) "Determination Date" means the date on all approvals of all regulatory authorities required in connection with the consummation of the Merger have been obtained.

     1.04.     Shareholder Rights; Stock Transfers

     At the Effective Time, each holder of a certificate or certificates representing outstanding shares of NCF Common Stock (the "Certificates") shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of any such Certificates in accordance with
Section 1.07 hereof, certificates representing the number of whole shares of Community Common Stock, and any cash in lieu of a fractional share interest, into which such shares of NCF Common Stock shall have been converted pursuant to Section 1.03 hereof, without interest. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the NCF of shares of NCF Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Community or the Exchange Agent (as defined in Section 1.07 hereof) for any reason, they shall be canceled and exchanged as provided in Sections 1.06 and 1.07 hereof, as applicable, except as otherwise provided by law.

     1.05.     Fractional Shares

     (a) No certificates or scrip representing fractional shares of Community Common Stock shall be issued upon the surrender for exchange of a Certificate or Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights as a shareholder of Community.

     (b) Notwithstanding any other provision of this Agreement, each holder of shares of NCF Common Stock converted into shares of Community Common Stock pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Community Common Stock (after taking into account all Certificates delivered by such holder) shall, at the time of surrender of the Certificate or Certificates representing such holder's shares of NCF Common Stock receive an amount of cash (without interest) equal to the product arrived at by multiplying such fraction of a share of Community Common Stock by the closing price of a share of Community Common Stock on the Nasdaq Stock Market's SmallCap Market on the business day preceding the Effective Time (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source), rounded to the nearest whole cent.

     1.06.     Dissenting Shares

     Each outstanding share of NCF Common Stock the holder of which has perfected his right to dissent under the Delaware Law and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares") shall not be converted into or represent a right to receive shares of Community Common Stock hereunder, and the holder thereof shall be entitled only to such rights as are granted by the Delaware Law. The NCF shall give Community prompt notice upon receipt by the NCF of any such written demands for payment of the fair value of such shares of NCF Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the Delaware Law (any shareholder duly making such demand being hereinafter called a "Dissenting Shareholder"). If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at any time, such holder's shares of NCF Common Stock shall be converted into the right to receive shares of Community Common Stock in accordance with the applicable provisions of this Agreement. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

     1.07.     Exchange Procedures

     (a) At or after the Effective Time, each holder of a Certificate or Certificates, upon surrender of the same to an agent, duly appointed by Community (the "Exchange Agent"), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of Community Common Stock into which the shares of NCF Common Stock theretofore represented by the Certificate or Certificates so surrendered shall have been converted as provided in Section 1.03(c) hereof. As promptly as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of an outstanding Certificate which is to be exchanged for Community Common Stock as provided in Section 1.03 hereof a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate shall pass, only upon delivery of such Certificate to the Exchange Agent) advising such holder of the terms of the exchange effected by the Merger and of the procedure for surrendering to the Exchange Agent such Certificate in exchange for a certificate or certificates evidencing Community Common Stock or cash in lieu of any fractional share interest. Notwithstanding anything in this Agreement to the contrary, Certificates surrendered for exchange an NCF Affiliate (as defined in Section 2.18(b) hereof) shall not be exchanged for certificates representing shares of Community Common Stock in accordance with the terms of this Agreement until Community has received a written agreement from such person as specified in Section 5.02(e).

     (b) No holder of a Certificate shall be entitled to receive any dividends in respect of the Community Common Stock into which such shares shall have been converted by virtue of the Merger until the certificate representing such shares is surrendered in exchange for a certificate or certificates representing shares of Community Common Stock. In the event that dividends are declared and paid by Community in respect of Community Common Stock after the Effective Time but prior to any holder's surrender of Certificates, dividends payable to such holder in respect of shares of Community Common Stock not then issued shall accrue (without interest). Any such dividends shall be paid (without interest) upon surrender of the Certificates. Community shall be entitled, after the Effective Time, to treat Certificates as evidencing ownership of the number of whole shares of Community Common Stock into which the shares of NCF Common Stock represented by such Certificates shall have been converted pursuant to this Agreement, notwithstanding the failure on the part of the holder thereof to surrender such Certificates.

     (c) Community shall not be obligated to deliver a certificate or certificates representing shares of Community Common Stock to which a holder of NCF Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders a Certificate or Certificates for exchange as provided in this Section 1.07, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be reasonably required in each case by Community. If any certificate evidencing shares of Community Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Community Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     1.08.     Anti-Dilution Provisions

     If, between the date hereof and the Effective Time, the shares of Community Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, the Exchange Ratio shall be adjusted accordingly.

     1.09.     Options

     (a) At the Effective Time, each option with respect to NCF Common Stock (a "NCF Stock Option") that has been issued pursuant to NCF's 1995 Stock Option Plan (the "Stock Option Plan") which is then outstanding, whether or not exercisable, shall cease to represent a right to acquire shares of NCF Common Stock and shall be converted automatically into an option to purchase shares of Community Common Stock, and Community shall assume each Stock Option, in accordance with the terms of the Stock Option Plan and stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) Community and the committee of its Board of Directors which administers Community's stock benefit plans shall be substituted for the NCF and the committee of the NCF's Board of Directors (including, if applicable, the entire Board of Directors of the NCF) administering the Stock Option Plan, (ii) each Stock Option assumed by Community may be exercised solely for shares of Community Common Stock, (iii) the number of shares of Community Common Stock subject to the Stock Option shall be equal to the number of shares of NCF Common Stock subject to the Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that any fractional shares of Community Common Stock resulting from such multiplication shall be rounded down to the nearest share, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

Notwithstanding clauses (iii) and (iv) of the preceding sentence, each Stock Option which is an "incentive stock option" shall be adjusted as required by
Section 424 of the Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. Community and the NCF agree to take all necessary steps to effect the foregoing provisions of this Section 1.09(a). An example of the application of this formula to outstanding Stock Options is attached hereto as Schedule 1.09(a).

     (b) Within 30 days after the Effective Time, Community shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Community Common Stock subject to the options referred to in paragraph (a) of this Section
1.09 and shall use its reasonable efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding in the case of a Form S-8 or, in the case of a Form S-3, until the shares subject to such options may be sold without a further holding period under Rule 144 under the Securities Act.

     1.10.     Additional Actions.

     If at any time after the Effective Time the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title or interest in, to or under any of the rights, properties or assets of NCF acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, NCF and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of NCF or otherwise to take any and all such action.

     1.11.     Adjustments to Exchange Ratio.

     If NCF's stockholder equity does not equal at least $12.25 million as of December 31, 1997, the Exchange Ratio shall be adjusted in a manner mutually agreed to by Community and NCF.

                                      ARTICLE II

                        REPRESENTATIONS AND WARRANTIES OF NCF

     References to "NCF Disclosure Schedules" shall mean all of the disclosure schedules required by this Article II, dated as of the date hereof and referenced to the specific sections and subsections of Article II of this Agreement, which have been delivered by NCF to Community. NCF hereby represents and warrants to Community as follows as of the date hereof:

     2.01.     Corporate Organization.

     (a) NCF is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. NCF has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank (as defined below) taken as a whole.
NCF is registered as a bank holding company under the Bank Holding Company Act, as amended, 12 U.S.C. Section 1841, et seq., ("BHC"). NCF Disclosure Schedule 2.01(a) sets forth true and complete copies of the Certificate of Incorporation or other governing instrument and Bylaws of NCF and the Bank as in effect on the date hereof.

     (b) The only direct or indirect subsidiary of NCF is NCF Bank & Trust Co. (the "Bank"). The Bank (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank, taken as a whole. NCF and the Bank are in good standing with their appropriate federal and state banking regulatory agencies and each has satisfied in all material respects all commitments, financial or otherwise, as may have been agreed upon with such banking regulatory agencies. Except as set forth in NCF Disclosure Schedule 2.01(b) and other than the Bank, NCF does not own or control, directly or indirectly, greater than a 5% equity interest in any corporation, company, association, partnership, joint venture or other entity.

     2.02.     Capitalization.

     The authorized capital stock of NCF consists of 1,400,000 shares of NCF Common Stock, par value $.10, of which 792,609 are issued and outstanding, none of which are held in treasury as of the date hereof, and 100,000 shares of preferred stock, par value $.01, of which no shares are issued and outstanding as of the date hereof. All issued and outstanding shares of capital stock of NCF, and all issued and outstanding shares of capital stock of the Bank, have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of the Bank are owned by NCF free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, and, except for options granted to Community pursuant to the Option Agreement and for options to purchase 57,784 shares of NCF Common Stock which have been granted pursuant to the Stock Option Plan, and which are outstanding, neither NCF nor the Bank has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of NCF or the Bank or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock.


     2.03.     Authority; No Violation.

     (a) Subject to the approval of this Agreement and the Agreement of Merger and the transactions contemplated hereby and thereby by the stockholders of NCF, NCF has full corporate power and authority to execute and deliver this Agreement and the Agreement of Merger and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Agreement of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of NCF. Except for the approval of NCF's stockholders of this Agreement and the Agreement of Merger, no other corporate proceedings on the part of NCF are necessary to consummate the transactions so contemplated. This Agreement and the Agreement of Merger have been duly and validly executed and delivered by NCF and constitute valid and binding obligations of NCF, enforceable against it in accordance with and subject to their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court.

     (b) None of the execution and delivery of this Agreement and the Agreement of Merger by NCF, nor the consummation by NCF of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, or compliance by NCF with any of the terms or provisions hereof or thereof, will
(i) violate any provision of the Certificate of Incorporation or other governing instrument or Bylaws of NCF or the Bank,

(ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to NCF or the Bank or any of their respective properties or assets, or (iii) except as disclosed in NCF Disclosure Schedule 2.03(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of NCF or the Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which NCF or the Bank is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank, taken as a whole, and which will not prevent or delay the consummation of the transactions contemplated hereby. Except as set forth in NCF Disclosure Schedule 2.03(b) and for consents and approvals of or filings or registrations with or notices to the Securities and Exchange Commission ("Commission"), the Secretary of State of the State of Delaware, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the state banking regulators of the Commonwealth of Kentucky and the stockholders of NCF, no consents or approvals of or filings or registrations with or notices to any federal, state, municipal or other governmental or regulatory commission, board, agency, or non-governmental third party are required on behalf of NCF in connection with (a) the execution and delivery of this Agreement and the Agreement of Merger by NCF and (b) the consummation by NCF of the Merger and the other transactions contemplated hereby and by the Agreement of Merger.

     2.04.     Financial Statements.

     (a) NCF has previously delivered to Community copies of the consolidated statements of financial condition of NCF as of June 30, 1997, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended June 30, 1997, 1996 and 1995, including such statements of entities preceding NCF's organization in 1995, in each case accompanied by the audit reports of either Whelan, Doerr, Pike & Pawley, PSC, independent public accountants, or Crisp and Hughes, independent public accountants, as appropriate, as well as the unaudited consolidated statement of financial condition of NCF as of September 30, 1997 and the related unaudited consolidated statement of income, changes in stockholders' equity and cash flows for the three months ended September 30, 1996 and 1995. The consolidated statements of financial condition of NCF referred to herein (including the related notes, where applicable), as well as the consolidated financial statements contained in the reports of NCF to be delivered by NCF pursuant to
Section 4.04 hereof, fairly present or will fairly present, as the case may be, the consolidated financial condition of NCF as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders' equity and cash flows (including the related notes, where applicable) fairly present or will fairly present, as the case may be, the results of the consolidated operations, changes in stockholders' equity and cash flows of NCF for the respective periods or as of the respective dates set forth therein (it being understood that NCF's interim financial statements are not audited and are not prepared with related notes but reflect all adjustments which are, in the opinion of NCF, necessary for a fair presentation of such financial statements).

     (b) Each of the financial statements referred to in this Section 2.04 (including the related notes, where applicable) has been or will be, as the case may be, prepared in accordance with generally accepted accounting principles consistently applied during the periods involved. The books and records of NCF and the Bank are being maintained in material compliance with applicable legal and accounting requirements and reflect only actual transactions.

     (c) Except to the extent reflected, disclosed or reserved against in the consolidated financial statements referred to in the first sentence of Section 2.04(a) or the notes thereto or liabilities incurred since September 30, 1997 in the ordinary course of business and consistent with past practice, neither NCF nor the Bank has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of NCF and the Bank, taken as a whole.

     2.05.     Absence of Certain Changes or Events.

     (a) There has not been any material adverse change in the business, operations, prospects, assets or financial condition of NCF and the Bank, taken as a whole, since September 30, 1997 and to the best knowledge of NCF, no fact or condition exists which NCF believes will cause such a material adverse change in the future.

     (b) Neither NCF nor the Bank has taken or permitted any of the actions set forth in Section 4.02 hereof between September 30, 1997 and the date hereof.

     2.06.     Legal Proceedings.

     Except as disclosed in NCF Disclosure Schedule 2.06, neither NCF nor the Bank is a party to any, and there are no pending or, to the best knowledge of NCF, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against NCF or the Bank, except such proceedings, claims, actions or governmental investigations which in the good faith judgment of NCF will not have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank. taken as a whole. Neither NCF nor the Bank is a party to any order, judgment or decree which materially adversely affects the business, operations, assets or financial condition of NCF and the Bank, taken as a whole.

    2.07.     Taxes and Tax Returns.

     (a) Each of NCF and the Bank, or the affiliated, combined or unitary group (within the meaning of applicable federal income tax law) of which any such corporation is or was a member, as the case may be (individually an "Affiliate" and collectively, "Affiliates"), has duly filed (and until the Effective Time will so file) all returns, declarations, reports, information returns and statements ("Returns") required to be filed or sent by or with respect to them in respect of any Taxes (as hereinafter defined), and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith (and disclosed in writing to Community) and (ii) have not finally been determined. NCF and its Affiliates have established (and until the Effective Time will establish) on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed, accrued or applicable. Except as set forth in NCF Disclosure Schedule 2.07(a), (i) the federal income tax returns of NCF and its Affiliates have been examined by the Internal Revenue Service ("IRS") (or are closed to examination due to the expiration of the applicable statute of limitations), and (ii) the Kentucky income tax returns of NCF and its Affiliates have been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in the case of both (i) and (ii) no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon NCF or any of its Affiliates, nor has NCF or any of its Affiliates given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

     (b) Except as set forth in NCF Disclosure Schedule 2.07(b), none of NCF or any of its Affiliates (i) has requested any extension of time within which to file any Return which Return has not since been filed, (ii) is a party to any agreement providing for the allocation or sharing of Taxes, (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of a voluntary change in accounting method initiated by NCF or any Affiliate (nor does NCF have any knowledge that the IRS has proposed any such adjustment or change of accounting method), or (iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

     (c) For purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment (including withholding, payroll and employment taxes required to be withheld with respect to income paid to employees), excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) upon NCF or any of its Affiliates.


                                        -12

     2.08.     Employee Benefit Plans.

     (a) Each employee benefit plan or arrangement of NCF or the Bank which is an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), is listed in NCF Disclosure Schedule 2.08(a) ("NCF Plans"). NCF has previously furnished to Community true and complete copies of each of the NCF Plans together with (i) the most recent actuarial and financial reports prepared with respect to any qualified NCF Plans, (ii) the most recent annual reports filed with any government agency, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified NCF Plans.

     (b) Each NCF Plan has been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations.

     (c) Neither NCF nor the Bank participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).

     (d) The present value of all accrued benefits under each of the NCF Plans subject to Title IV of ERISA did not, as of the latest valuation date of each such Plan, exceed the then current value of the assets of such plans allocable to such accrued benefits, based upon the actuarial and accounting assumptions currently utilized for such NCF Plans.

     (e) Neither NCF nor the Bank, nor, to the best knowledge of NCF, any trustee, fiduciary or administrator of an NCF Plan or any trust created thereunder, has engaged in a "prohibited transaction," as such term is defined in Section 4975 of the Code, which could subject NCF or the Bank, or, to the best knowledge of NCF, any trustee, fiduciary or administrator thereof, to the tax or penalty on prohibited transactions imposed by said Section 4975.

     (f) No NCF Plan or any trust created thereunder has been terminated, nor have there been any "reportable events" with respect to any NCF Plan, as that term is defined in Section 4043(b) of ERISA.

     (g) No NCF Plan or any trust created thereunder has incurred any "accumulated funding deficiency," as such term is defined in Section 302 of ERISA.

     (h) Each of the NCF Plans which is intended to be a qualified plan within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified, and NCF is not aware of any fact or circumstance which would adversely affect the qualified status of any such Plan.

     2.09.     Securities Documents and Regulatory Reports.

     (a) NCF has previously delivered or made available to Community a complete copy of each final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication (other than general advertising materials) filed pursuant to the Securities Act of 1933, as amended ("1933 Act"), or the Securities Exchange Act of 1934, as amended ("1934 Act"), or mailed by NCF to its stockholders as a class since January 1, 1995, and each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, as of its date, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date shall be deemed to modify information as of an earlier date.

     (b) Each of NCF and the Bank has duly filed with the Federal Reserve, the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC") and appropriate state banking regulators in correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and NCF has delivered or made available to Community accurate and complete copies of such reports. NCF Disclosure Schedule 2.09(b) lists all examinations of NCF or of the Bank conducted by the applicable banking or thrift regulatory authorities since January 1, 1993 and the dates of any responses thereto submitted by NCF. In connection with the most recent examinations of NCF or the Bank by the applicable banking or thrift regulatory authorities, neither NCF nor the Bank was required to correct or change any action, procedure or proceeding which NCF or the Bank believes has not been now corrected or changed as required.

     2.10.     NCF Information.

     None of the information relating to NCF and the Bank to be contained in (i) the Registration Statement on Form S-4 to be filed by Community in connection with the issuance of shares of Community Common Stock pursuant to the Merger, as amended or supplemented (or on any successor or other appropriate form) ("Form S-4"), will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the joint proxy statement/prospectus contained in the Form S-4, as amended or supplemented, and to be delivered to stockholders of Community and NCF in connection with the solicitation of their approval of this Agreement, the Agreement of Merger and the transactions contemplated hereby and thereby ("Joint Proxy Statement/Prospectus"), as of the date(s) such Joint Proxy Statement/Prospectus is mailed to stockholders of Community and NCF and up to and including the date(s) of the meetings of stockholders to which such Joint Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

     2.11.     Compliance with Applicable Law.

     (a) Each of the NCF and the Bank has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is currently being conducted and the absence of which could have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank, taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the best knowledge of NCF and the Bank, no suspension or cancellation of any of the same is threatened.

     (b) Neither NCF nor the Bank is in violation of its respective Certificate of Incorporation or other governing instrument or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking, securities, municipal securities, safety, health, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults could have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank, taken as a whole; and neither NCF nor the Bank has received any notice or communication from any federal, state or local governmental authority asserting that NCF or the Bank is in violation of any of the foregoing which could have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank, taken as a whole. Neither NCF nor the Bank is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all commercial banks issued by governmental authorities), and neither of them has received any written communication requesting that they enter into any of the foregoing.

     2.12.     Deposit Insurance and Other Regulatory Matters.

     (a) The deposit accounts of the Bank are insured by the Savings Association Insurance Fund administered by the FDIC to the maximum extent permitted by the Federal Deposit Insurance Act, as amended ("FDIA"), and the Bank has paid all premiums and assessments required by the FDIA and the regulations thereunder.

     (b) The Bank is a member in good standing of the Federal Home Loan Bank ("FHLB") of Cincinnati and owns the requisite amount of stock in the FHLB of Cincinnati.

     2.13.     Certain Contracts.

     (a) Except as disclosed in NCF Disclosure Schedule 2.13(a), neither NCF nor the Bank is a party to, is bound or affected by, receives, or is obligated to pay benefits under, (i) any agreement, arrangement or commitment, including without limitation, any agreement, indenture or other instrument relating to the borrowing of money by NCF or the Bank or the guarantee by NCF or the Bank of any obligation, (ii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director or officer of NCF or the Bank, (iii) any contract, agreement or understanding with a labor union, (iv) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of NCF or the Bank upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events), (v) any agreement, arrangement or understanding to which NCF or the Bank is a party or by which any of the same is bound which limits the freedom of NCF or the Bank to compete in any line of business or with any person, (vi) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the Federal Reserve, the FDIC or any other state or federal regulatory agency,
(vii) any other agreement, arrangement or understanding which would be required to be filed as an exhibit to NCF's Annual Report on Form 10-K (or Form 10-KSB) under the 1934 Act and which has not been so filed, or (viii) any other agreement, arrangement or understanding to which NCF or the Bank is a party and which is material to the business, operations, assets or financial condition of NCF and the Bank, taken as a whole (excluding loan agreements or agreements relating to deposit accounts), in each of the foregoing cases whether written or oral.

     (b) Neither NCF nor the Bank is in default or in non-compliance, which default or non-compliance would have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank, taken as a whole or the transactions contemplated hereby, under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its assets, business or operations may be bound or affected, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance.

     2.14.     Properties and Insurance.

     (a) All real and personal property owned by NCF or the Bank or currently used by either of them in their respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on the business of NCF and the Bank in the ordinary course of business consistent with their past practices. NCF and the Bank have good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in NCF's consolidated statement


                                      -16
of financial condition as of September 30, 1997, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since September 30, 1997), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said consolidated statement of financial condition or the notes thereto or have been incurred in the ordinary course of business after the date of such consolidated statement of financial condition, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets or financial condition of NCF and the Bank, taken as a whole, and (iv) with respect to owned real property, title imperfections noted in title reports prior to the date hereof. NCF and the Bank as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as currently occupied, used, possessed and controlled by NCF and the Bank and the consummation of the transactions contemplated hereby and by the Agreement of Merger will not affect any such right. NCF Disclosure Schedule 2.14(a) sets forth an accurate listing of each lease pursuant to which NCF or the Bank acts as lessor or lessee, including the expiration date and the terms of any renewal options which relate to the same.

     (b) The business operations and all insurable properties and assets of NCF and the Bank are insured for their benefit against all risks which, in the reasonable judgment of the management of NCF, should be insured against, in each case under valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the opinion of the management of NCF adequate for the business engaged in by NCF and the Bank. As of the date hereof, neither NCF nor the Bank has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

     2.15.     Environmental Matters.

     For purposes of this Agreement, the following terms shall have the indicated meaning:

     "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes without limitation (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C.
Section 9601, et seq; the Resource Conservation and Recovery Act, as


                                         -17
amended, 42 U.S.C. Section 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq; and all comparable state and local laws, and (2) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

     "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any regulated material containing any such substance as a component. Hazardous Substances include without limitation petroleum (including crude oil or any fraction thereof), asbestos, radioactive material, and polychlorinated biphenyls.

     "Loan Portfolio Properties and Other Properties Owned" means those properties owned, leased or operated by NCF or the Bank or those properties which serve as collateral for loans owned by NCF or the Bank.

     (a) To the best knowledge of NCF and the Bank, neither NCF nor the Bank has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not singly or in the aggregate have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank, taken as a whole.

     (b) To the best knowledge of NCF and the Bank, none of the Loan Portfolio Properties and Other Properties Owned by NCF or the Bank has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which singly or in the aggregate would not have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank, taken as a whole.

     (c) To the best knowledge of NCF and the Bank, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned by NCF or the Bank under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except such which would not have or result in a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank, taken as a whole.

     2.16.     Allowance for Loan Losses and Real Estate Owned.

     The allowance for loan losses reflected on NCF's consolidated statements of financial condition included in the consolidated financial statements referred to in Section 2.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, in the opinion of NCF's management adequate in all material respects as of their respective dates under the requirements of generally accepted accounting principles to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the consolidated statements of financial condition included in the consolidated financial statements referred to in Section 2.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by generally accepted accounting principles.

     2.17.     Minute Books.

     Since January 1, 1993, the minute books of NCF and the Bank contain complete and accurate records of all meetings and other corporate action held or taken by their respective Boards of Directors (including committees of their respective Boards of Directors) and stockholders.

     2.18.     Affiliate Transactions.

     (a) Except as disclosed in NCF Disclosure Schedule 2.18(a) or in NCF's proxy statements, and except as specifically contemplated by this Agreement, since January 1, 1993, neither NCF nor the Bank has engaged in or agreed to engage in (whether in writing or orally) any transaction with any "person" or "affiliate" of the Bank, as such terms are defined in Rule 144 under the 1933 Act.

     (b) NCF Disclosure Schedule 2.18(b) sets forth the name and number of shares of NCF Common Stock owned as of the date hereof beneficially or of record by any persons NCF considers to be affiliates of NCF ("NCF Affiliates") as that term is defined for purposes of Rule 145 under the 1933 Act.

     2.19.     Broker Fees.

     Except as set forth in NCF Disclosure Schedule 2.19, none of the NCF, the Bank or any of the respective directors or officers of such companies has employed any consultant, broker or finder or incurred any liability for any consultant's, broker's or finder's fees or commissions in connection with any of the transactions contemplated by this Agreement.

     2.20.     Disclosures.

     No representation or warranty contained in Article II of this Agreement, and no statement contained in the NCF Disclosure Schedules, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading.

     2.21.     Fairness Opinion.

     NCF has received a written opinion from Ferguson & Company to the effect that, as of the date hereof, the consideration to be received by shareholders of NCF pursuant to this Agreement is fair, from a financial point of view, to such shareholders.

     2.22.     Amendment to Employee Stock Ownership Plan.

     NCF has taken all necessary action in order to amend the NCF employee stock ownership plan ("NCF ESOP") in order to ensure that the Merger or any combination of the NCF ESOP and the Community employee stock ownership plan ("Community ESOP") does not accelerate (other than as required by law or regulation) or materially increase the benefits available to any participant in the NCF ESOP.

                                     ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF COMMUNITY

     References to "Community Disclosure Schedules" shall mean all of the disclosure schedules required by this Article III, dated as of the date hereof and referenced to the specific sections and subsections of Article III of this Agreement, which have been delivered by Community to NCF. Community hereby represents and warrants to NCF as follows as of the date hereof:

     3.01.     Corporate Organization.

     (a) Community is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. Community has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of Community and the Community Subsidiaries (as defined below) taken as a whole. Community is registered as a bank holding company under the BHC. Community Disclosure Schedule 3.01(a) sets forth true and complete copies of the Articles of

Incorporation or other governing instrument and Bylaws of Community and the Community Subsidiaries as in effect on the date hereof.

     (b) The only direct or indirect subsidiaries of Community are Community Bank of Southern Indiana and Heritage Bank of Southern Indiana (together the "Community Subsidiaries"). Each of the Community Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, (ii) has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole. Community and the Community Subsidiaries are in good standing with their appropriate federal and state banking regulatory agencies and each has satisfied in all material respects all commitments, financial or otherwise, as may have been agreed upon with such banking regulatory agencies. Other than the Community Subsidiaries, Community does not own or control, directly or indirectly, greater than a 5% equity interest in any corporation, company, association, partnership, joint venture or other entity.

     3.02.     Capitalization.

     The authorized capital stock of Community consists of 10,000,000 shares of Community Common Stock, par value $.10, of which 1,983,722 are issued and outstanding as of the date hereof, and 5,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding as of the date hereof. All issued and outstanding shares of capital stock of Community, and all issued and outstanding shares of capital stock of each of the Community Subsidiaries, have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of each of the Community Subsidiaries are owned by Community free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, and, except for options to purchase 198,372 shares of Community Common Stock which have been granted pursuant to Community's 1997 Stock Incentive Plan (or options granted by Community pursuant thereto after the date hereof), none of Community or any of the Community Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Community or any of the Community Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock.

     3.03.     Authority; No Violation.

     (a) Subject to the approval of this Agreement and the Agreement of Merger and the transactions contemplated hereby and thereby by the stockholders of Community, Community has full corporate power and authority to execute and deliver this Agreement and the Agreement of Merger and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Agreement of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of Community and, except for the approval of Community's stockholders of this Agreement and the Agreement of Merger, no other corporate proceedings on the part of Community are necessary to consummate the transactions so contemplated. This Agreement and the Agreement of Merger have been duly and validly executed and delivered by Community and constitute valid and binding obligations of Community, enforceable against it in accordance with and subject to their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court.

     (b) None of the execution and delivery of this Agreement and the Agreement of Merger by Community, nor the consummation by Community of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, or compliance by Community with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or other governing instrument or Bylaws of Community or any of the Community Subsidiaries, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Community or any of the Community Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Community or any of the Community Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Community or any of the Community Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a material adverse effect on the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole and which will not prevent or delay the consummation of the transactions contemplated hereby. Except for consents and approvals of or filings or registrations with or notices to the Commission, the Secretary of State of the State of Indiana, the Federal Reserve, the state banking regulators of the State of Indiana and the stockholders of Community, no consents or approvals of or filings or registrations with or notices to any federal, state, municipal or other governmental or regulatory commission, board, agency or non-governmental third party are required on behalf of Community in connection with (a) the execution and delivery of this Agreement and the Agreement of Merger by Community and (b) the consummation by Community of the transactions contemplated hereby and by the Agreement of Merger.

     3.04.     Financial Statements.

     (a) Community has previously delivered to NCF copies of the consolidated statements of financial condition of Community as of December 31, 1996, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994, (including such statements of entities preceding Community's organization in 1995) in each case accompanied by the audit reports of Monroe, Shine & Co., Inc., independent public accountants, as well as the unaudited consolidated statement of financial condition of Community as of September 30, 1997 and the related unaudited consolidated statements of income, changes in stockholders' equity and cash flows for the nine months ended September 30, 1996 and 1995. The consolidated statements of financial condition of Community referred to herein (including the related notes, where applicable), as well as the consolidated financial statements contained in the reports of Community to be delivered by Community pursuant to Section 4.04 hereof, fairly present or will fairly present, as the case may be, the consolidated financial condition of Community as of the respective dates set forth therein, and the related consolidated statements of operations, changes in stockholders' equity and cash flows (including the related notes, where applicable) fairly present or will fairly present, as the case may be, the results of the consolidated operations, changes in stockholders' equity and cash flows of Community for the respective periods or as of the respective dates set forth therein (it being understood that Community's interim financial statements are not audited and are not prepared with related notes but reflect all adjustments which are, in the opinion of Community, necessary for a fair presentation of such financial statements).

     (b) Each of the financial statements referred to in this Section 3.04 (including the related notes, where applicable) has been or will be, as the case may be, prepared in accordance with generally accepted accounting principles consistently applied during the periods involved. The books and records of Community and the Community Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements and reflect only actual transactions.

     (c) Except to the extent reflected, disclosed or reserved against in the consolidated financial statements referred to in the first sentence of this
Section 3.04 or the notes thereto or liabilities incurred since September 30, 1997 in the ordinary course of business and consistent with past practice, none of Community or any of the Community Subsidiaries has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole.

     3.05.     Absence of Certain Changes or Events.

     There has not been any material adverse change in the business, operations, prospects, assets or financial condition of Community and the Community Subsidiaries, taken as a whole, since September 30, 1997 and to the best knowledge of Community, no fact or condition exists which Community believes will cause such a material adverse change in the future.

     3.06.     Legal Proceedings.

     None of Community or any of the Community Subsidiaries is a party to any, and there are no pending or, to the best knowledge of Community, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Community or any of the Community Subsidiaries, except such proceedings, claims actions or governmental investigations which in the good faith judgment of Community will not have a material adverse effect on the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole. None of Community or any of the Community Subsidiaries is a party to any order, judgment or decree which materially adversely affects the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole.

     3.07.     Taxes and Tax Returns.

     (a) Each of Community and the Community Subsidiaries, or the affiliated, combined or unitary group (within the meaning of applicable federal income tax law) of which any such corporation is or was a member, as the case may be (individually an "Affiliate" and collectively, "Affiliates"), has duly filed (and until the Effective Time will so file) all returns, declarations, reports, information returns and statements ("Returns") required to be filed or sent by or with respect to them in respect of any Taxes, and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith (and disclosed in writing to NCF and (ii) have not finally been determined. Community and its Affiliates have established (and until the Effective Time will establish) on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed, accrued or applicable. Except as set forth in Community Disclosure Schedule 3.07(a), (i) the federal income tax returns of Community and its Affiliates have been examined by the IRS (or are closed to examination due to the expiration of the applicable statute of limitations), and (ii) the Indiana income tax returns of Community and its Affiliates have been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in the case of both (i) and (ii) no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon Community or any of its Affiliates, nor has Community or any of its Affiliates given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

     (b) Except as set forth in Community Disclosure Schedule 3.07(b), none of Community or any of its Affiliates (i) has requested any extension of time within which to file any Return which Return has not since been filed, (ii) is a party to any agreement providing for the allocation or sharing of Taxes, (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by Community or any Affiliate (nor does Community have any knowledge that the IRS has proposed any such adjustment or change of accounting method), or (iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

     3.08.     Employee Benefit Plans.

     (a) Each employee benefit plan or arrangement of Community or either of the Community Subsidiaries which is an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), is listed in Community Disclosure Schedule 3.08(a) ("Community Plans"). Community has previously furnished or made available to NCF true and complete copies of each of the Community Plans together with (i) the most recent actuarial and financial reports prepared with respect to any qualified Community Plans, (ii) the most recent annual reports filed with any government agency, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified Community Plans.

     (b) Each Community Plan has been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations.


     (c) Neither Community nor any Community Subsidiary participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).

     (d) The present value of all accrued benefits under each of the Community Plans subject to Title IV of ERISA did not, as of the latest valuation date of each such Plan, exceed the then-current value of the assets of such plans allocable to such accrued benefits, based upon the actuarial and accounting assumptions currently utilized for such Community Plans.

     (e) Neither Community nor any of the Community Subsidiaries, nor, to the best knowledge of Community, any trustee, fiduciary or administrator of a Community Plan or any trust created thereunder, has engaged in a "prohibited transaction," as such term is defined in Section 4975 of the Code, which could subject Community or any of the

Community Subsidiaries, or, to the best knowledge of Community, any trustee, fiduciary or administrator thereof, to the tax or penalty on prohibited transactions imposed by said Section 4975.

     (f) No Community Plan or any trust created thereunder has been terminated, nor have there been any "reportable events" with respect to any Community Plan, as that term is defined in Section 4043(b) of ERISA.

     (g) No Community Plan or any trust created thereunder has incurred any "accumulated funding deficiency," as such term is defined in Section 302 of ERISA.

     (h) Each of the Community Plans which is intended to be a qualified plan within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified, and Community is not aware of any fact or circumstance which would adversely affect the qualified status of any such Plan.

     3.09.     Securities Documents and Regulatory Reports.

     (a) Community has previously delivered or made available to NCF a complete copy of each final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication (other than general advertising materials) filed pursuant to the 1933 Act or the 1934 Act or mailed by Community to its stockholders as a class since January 1, 1995, and each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, as of its date, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date shall be deemed to modify information as of an earlier date.

     (b) Community and each of the Community Subsidiaries has duly filed with the Federal Reserve, the OTS, the FDIC and appropriate state banking authorities in correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and Community has delivered or made available to NCF accurate and complete copies of such reports. Community Disclosure Schedule 3.09(b) lists all examinations of Community or of the Community Subsidiaries conducted by the applicable banking or thrift regulatory authorities since January 1, 1995 and the dates of any responses thereto submitted by Community. In connection with the most recent examinations of Community or the Community Subsidiaries by the applicable banking or thrift regulatory authorities, neither Community nor any Community Subsidiary was required to correct or change any action, procedure or proceeding which Community or such Community Subsidiary believes has not been now corrected or changed as required.

     3.10.     Community Information.

     None of the information relating to Community and the Community Subsidiaries to be contained in (i) the Form S-4 will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and
(ii) the Joint Proxy Statement/Prospectus, as of the date(s) such Joint Proxy Statement/Prospectus is mailed to stockholders of Community and NCF and up to and including the date(s) of the meetings of stockholders to which such Joint Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

     3.11.     Compliance with Applicable Law.

     (a) Community and each of the Community Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently being conducted and the absence of which could have a material adverse effect on the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and, to the best knowledge of Community and the Community Subsidiaries, no suspension or cancellation of any of the same is threatened.

     (b) Neither Community nor any of the Community Subsidiaries is in violation of its respective Articles of Incorporation or other governing instrument or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking, securities, municipal securities, safety, health, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults could have a material adverse effect on the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole; and neither Community nor any Community Subsidiary has received any notice or communication from any federal, state or local governmental authority asserting that Community or any Community Subsidiary is in violation of any of the foregoing which could have a material adverse effect on the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole. Neither Community nor any Community Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all commercial banks issued by governmental authorities), and none of them has received any written communication requesting that they enter into any of the foregoing.

     3.12.     Deposit Insurance and Other Regulatory Matters.

     (a) The deposit accounts of the Community Subsidiaries are insured by the Savings Association Insurance Fund administered by the FDIC to the maximum extent permitted by the FDIA, and each of the Community Subsidiaries has paid all premiums and assessments required by the FDIA and the regulations thereunder.

     (b) Each of the Community Subsidiaries is a member in good standing of the FHLB of Indianapolis and owns the requisite amount of stock in the FHLB of Indianapolis.

     3.13.     Properties and Insurance.

     (a) All real and personal property owned by Community or any of the Community Subsidiaries or presently used by any of them in their respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on the business of Community and the Community Subsidiaries in the ordinary course of business consistent with their past practices. Community and the Community Subsidiaries have good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Community's consolidated statement of financial condition as of September 30, 1997, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since September 30, 1997), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said consolidated statement of financial condition or the notes thereto or have been incurred in the ordinary course of business after the date of such consolidated statement of financial condition, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole, and (iv) with respect to owned real property, title imperfections noted in title reports prior to the date hereof. Community and the Community Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as currently occupied, used, possessed and controlled by Community and the Community Subsidiaries and the consummation of the transactions contemplated hereby and by the Agreement of Merger will not affect any such right.

     (b) The business operations and all insurable properties and assets of Community and the Community Subsidiaries are insured for their benefit against all risks which, in the reasonable judgment of the management of Community, should be insured against, in each case under valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the opinion of the management of Community adequate for the business engaged in by Community and the Community Subsidiaries. As of the date hereof, neither Community nor either of the Community Subsidiaries has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

     3.14.     Environmental Matters.

     (a) To the best knowledge of Community and the Community Subsidiaries, neither Community nor any of the Community Subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not singly or in the aggregate have a material adverse effect on the business, operations, assets or financial condition of Community and Community Subsidiaries, taken as a whole.

     (b) To the best knowledge of Community and the Community Subsidiaries, none of the Loan Portfolio Properties and Other Properties Owned by Community or the Community Subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which singly or in the aggregate would not have a material adverse effect on the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole.

     (c) To the best knowledge of Community and the Community Subsidiaries, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned by Community or the Community Subsidiaries under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except such which would not have or result in a material adverse effect on the business, operations, assets or financial condition of Community and the Community Subsidiaries, taken as a whole.

     3.15.     Allowance for Loan Losses and Real Estate Owned.

     The allowance for loan losses reflected on Community's consolidated statements of financial condition included in the consolidated financial statements referred to in Section 3.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, in the opinion of Community's management adequate in all material respects as of their respective dates under the requirements of generally accepted accounting principles to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the consolidated statements of financial condition included in the consolidated financial statements referred to in Section 3.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by generally accepted accounting principles.

     3.16.     Minute Books.

     Since January 1, 1993, the minute books of Community and the Community Subsidiaries contain complete and accurate records of all meetings and other corporate action held or taken by their respective Boards of Directors (including committees of their respective Boards of Directors) and stockholders.

     3.17.     Broker Fees.

     Except as set forth in Community Disclosure Schedule 3.17, neither Community nor any of its directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant's, broker's or finder's fees or commissions in connection with any of the transactions contemplated by this Agreement.

     3.18.     Disclosures.

     No representation or warranty contained in Article III of this Agreement, and no statement contained in the Community Disclosure Schedules, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading.

                                   ARTICLE IV

                            COVENANTS OF THE PARTIES


     4.01.     Conduct of the Business of NCF.

     During the period from the date hereof to the Effective Time, NCF shall, and shall cause the Bank to, conduct its businesses and engage in transactions permitted hereunder or only in the ordinary course and consistent with past practice, except with the prior written consent of Community, which consent shall not be unreasonably withheld. NCF shall use its best efforts to (i) preserve its business organization and that of the Bank intact, (ii) keep available to itself and Community the current services of the employees of NCF and the Bank, and (iii) preserve for itself and Community the goodwill of the customers of itself and the Bank and others with whom business relationships exist.

     4.02.     Negative Covenants.

     NCF agrees that from the date hereof to the Effective Time, except as otherwise approved by Community in writing or as permitted or required by this Agreement, NCF will not, nor will NCF permit any of the Bank to:

     (i) change any provision of the Certificate of Incorporation or other governing instrument or Bylaws of NCF or the Bank;

     (ii) except for the issuance of NCF Common Stock pursuant to the present terms of stock options which are outstanding as of the date hereof (and identified on NCF Disclosure Schedule 4.02) and compliance with the terms of the Option Agreement of even date herewith, change the number of shares of its authorized or issued capital stock or issue or grant any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to the authorized or issued capital stock of NCF or the Bank, or any securities convertible into shares of such capital stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock;

     (iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of NCF or the Bank, except for regular cash dividends not in excess of $0.15 per share of NCF Common Stock (but NCF shall not alter its practices as to payment and record dates without Community's consent);

     (iv) grant any severance or termination pay (other than pursuant to binding contracts of NCF in effect on the date hereof and disclosed to Community on NCF Disclosure Schedule 2.13(a)) to, or enter into or amend any employment, consulting or compensation agreement with, any of its directors, officers or employees; or award any increase in compensation or benefits to its directors, officers or employees, except, in the case of employees, such as may be granted in the ordinary course of business and consistent with past practices and policies;

     (v) enter into or modify (except as may be required by applicable law or as may be required by Section 4.12 hereof, with the prior written consent of Community, which shall not be unreasonably withheld) any pension, retirement, stock option, stock purchase, stock grant, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to NCF's Employee Stock Ownership Plan or any other defined contribution plan or any defined benefit pension or retirement plan other than in the ordinary course of business consistent with past practice;

     (vi) sell or dispose of any significant assets or incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies, or acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) any business or entity;

     (vii) make any capital expenditures in excess of $25,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof, other than expenditures necessary to maintain existing assets in good repair and other than as set forth in NCF Disclosure Schedule 4.02(vii);

     (viii) except as set forth on NCF Disclosure Schedule 4.02(viii), file any applications or make any contract with respect to branching or site location or relocation;

     (ix) make any material change in its accounting methods or practices, other than changes required by generally accepted accounting principles, or change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in laws or regulations;

     (x) change its lending, investment, deposit or asset and liability management or other banking policies in any material respect except as may be required by applicable law;

     (xi) engage in any transaction with an "person" or "affiliate," in each case as defined in Section 2.18(a) hereof;

     (xii) enter into any futures contract, option or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

     (xiii) take any action that would result in any of its representations and warranties contained in Article II of this Agreement not being true and correct in any material respect at the Effective Time; or

     (xiv)     agree to do any of the foregoing.

     4.03.     No Solicitation.

     Neither NCF nor the Bank shall, nor shall NCF or the Bank authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative of NCF or the Bank to, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Community) concerning any merger, sale of substantial assets or liabilities not in the ordinary course of business, sale of shares of capital stock or similar transactions involving NCF or the Bank (an "Acquisition Transaction"); provided, however, that NCF may provide information in connection with an unsolicited possible Acquisition

Transaction if the Board of Directors of NCF, after receipt of written advice of legal counsel to take such action, determines in the exercise of its fiduciary responsibilities that such information should be furnished. NCF will promptly communicate to Community the terms of any proposal which it may receive in respect of any such Acquisition Transaction and shall provide Community with copies of (i) the written legal advice provided to the Board of Directors of NCF, (ii) all such written inquiries or proposals and (iii) an accurate and complete written synopsis of all such oral inquiries or proposals.

     4.04.     Current Information.

     During the period from the date hereof to the Effective Time, each party will cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding its business, operations, prospects, assets and financial condition and matters relating to the completion of the transactions contemplated hereby. As soon as reasonably available, but in no event more than 45 days after the end of each calendar quarter (other than the last quarter of each calendar year) ending after the date of this Agreement, each party will deliver to the other party its quarterly report on Form 10-Q (or Form 10-QSB) under the 1934 Act, and, as soon as reasonably available, but in no event more than 90 days after the end of each fiscal year, each party will deliver to the other party its Annual Report on Form 10-K (or Form 10-KSB). Within 25 days after the end of each month, each party shall provide the other party with a consolidated statement of financial condition and a consolidated statement of operations, without related notes, for such month prepared in accordance with generally accepted accounting principles.

     4.05.     Access to Properties and Records; Confidentiality.

     (a) NCF shall permit Community and its representatives reasonable access to its properties and those of the Bank, and shall disclose and make available to Community all books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of NCF and the Bank, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files, plans affecting employees, and any other business activities or prospects in which Community may have a reasonable interest. Neither NCF nor the Bank shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or would contravene any law, rule, regulation, order or judgment. NCF will use its best efforts to obtain waivers of any such restriction and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. NCF and the Bank shall make their respective directors, officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with Community and its representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and not unduly interfere with normal operations. Similar access shall be provided by Community to NCF and its representatives to the extent necessary to enable NCF to satisfy its due diligence obligations with respect to Community.

     (b) All information furnished previously in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the party furnishing the information until consummation of the Merger and, if such Merger shall not occur, the party receiving the information shall, at the request of the party which furnished such information, either return to the party which furnished such information or destroy all documents or other materials containing, reflecting or referring to such information; shall use its best effort to keep confidential all such information; shall use such information only for the purpose of consummating the transactions contemplated by this Agreement; and shall not directly or indirectly use such information for any competitive or commercial purposes. The obligation to keep such information confidential shall continue for three years from the date the proposed Merger is abandoned but shall not apply to (i) any information which (A) the party receiving the information can establish by convincing evidence was already in its possession prior to the disclosure thereof to it by the party furnishing the information; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving the information; or (D) was disclosed to the party receiving the information by a third party not bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction.

     (c) From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with the terms hereof, NCF may invite one person (to be designated by Community) to attend all meetings of the Board of Directors of NCF and the Bank.

     4.06.     Regulatory Matters.

     (a) The parties hereto will cooperate with each other and use their best efforts to prepare all necessary documentation (including without limitation the Form S-4 and the Joint Proxy Statement/Prospectus), to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement as soon as practicable. The parties shall each have the right to review and approve in advance all information relating to the other, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written material submitted to, any third party or governmental body in connection with the transactions contemplated by this Agreement.

     (b) Each of the parties will furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of them, or any of their respective subsidiaries to any governmental body in connection with the Merger and the other transactions, applications or filings contemplated by this Agreement.

     (c) Each of the parties will promptly furnish each other with copies of written communications received by them or any of their respective subsidiaries from, or delivered by any of the foregoing to, any governmental body in connection with the Merger and the other transactions, applications or filings contemplated by this Agreement.

     4.07.     Approval of Stockholders.

     Community (if required by applicable law or otherwise) and NCF will (a) take all steps (including, without limitation, the preparation of the Form S-4 and Joint Proxy Statement/Prospectus in accordance with all applicable requirements) necessary to duly call, give notice of, convene and hold a meeting of its stockholders as soon as reasonably practicable for the purposes of securing the approval of such stockholders of this Agreement and the Agreement of Merger, (b) recommend to its stockholders the approval of this Agreement and the Agreement of Merger and the transactions contemplated hereby and thereby, and use its best efforts to obtain, as promptly as practicable, such approvals, and (c) cooperate and consult with the other party with respect to the foregoing matters.

     4.08.     Further Assurances.

     Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to closing contained herein and to consummate and make effective the transactions contemplated by this Agreement and the Agreement of Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing in this section shall be construed to require any party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is a party or subject or threatened to be made a party or subject) in connection with consummation of the transactions contemplated by this Agreement unless such party shall consent in advance and in writing to such participation and the other party agrees to reimburse and indemnify such party for and against any and all costs and damages related thereto.

     4.09.     Disclosure Supplements.

     From time to time prior to the Effective Time, each party will promptly supplement or amend its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in
Article V or the compliance by NCF with the covenants set forth in Section
4.01 hereof.

     4.10.     Public Announcements.

     The parties hereto shall approve in advance the substance of and cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by law or regulation and as to which the parties releasing such information have used their best efforts to discuss with the other parties in advance.

     4.11.     Failure to Fulfill Conditions.

     In the event that either of the parties hereto determines that a condition to its respective obligations to consummate the transactions contemplated hereby cannot be fulfilled on or prior to September 30, 1998 and that it will not waive that condition, it will promptly notify the other party. Community and NCF will promptly inform the other of any facts applicable to them, or their respective directors or officers, that would be likely to prevent or materially delay approval of the Merger by any governmental authority or which would otherwise prevent or materially delay completion of the Merger.

     4.12.     Certain Post-Merger Agreements.

     The parties hereto agree to the following arrangements following the Effective Time:

     (a) Board of Directors of Community. Upon consummation of the Merger, the Board of Directors of Community shall continue to consist of its current members.

     (b) Board of Directors of the Bank. Upon consummation of the Merger, the Board of Directors of the Bank shall continue to consist of its current members, except for A. E. Bowling who shall resign effective as of the Effective Time.

     (c) Officers and Employees of the Bank. The current Chairman of the Board and President of the Bank, A. E. Bowling, will retire effective as of the Effective Date, and Mr. Bowling will thereupon be entitled to, and Community agrees to provide, the payments and benefits reflected on NCF Disclosure Schedule 2.13(a), including the Retirement Agreement between Mr. Bowling and Community of even date herewith. After the Effective Time, the Bank shall not hire any additional employees without the prior consent of Community.

     (d)  Employee Benefit Plans.

     (1) Subject to the provisions of this Section 4.12, all employees of NCF or the Bank immediately prior to the Effective Time who are employed by Community or the Bank (the "Employers") immediately following the Effective Time ("Transferred Employees") will be covered by Employers' employee benefit plans on substantially the same basis as any employee of the Employers in a comparable position. Notwithstanding the foregoing, Community may determine to continue any of the NCF benefit plans for Transferred Employees in lieu of offering participation in the Employers' benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of NCF's benefit plans, or to merge any such benefit plans with the Employers' benefit plans, provided the result is the provision of benefits to Transferred Employees that are substantially similar to the benefits provided to the Employers' employees generally. Except as specifically provided in this Section 4.12 and as otherwise prohibited by law, Transferred Employees' service with NCF or the Bank shall be recognized as service with the Employers for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under the Employers' benefit plans, subject to applicable break-in-service rules. Notwithstanding anything herein to the contrary, after the Effective Time, (x) any amendment to, or grant of additional benefits under, any NCF or Bank benefit plan, including stock-based plans, which continues to exist subsequent to the Effective Time, shall require the prior consent of the Community, and (y) Community may cause any of the NCF or the Bank benefit plans which continue to exist, including stock-based plans, to be amended in order to provide that employees of Community or the Community Subsidiaries may be participants in such plans.

     (2) On or after the Effective Time, the NCF ESOP may, at Community's discretion, be combined with the Community ESOP, terminated, frozen or held separately.

     (e) Directors Consultation and Retirement Plan. Upon consummation of the Merger, all directors of the Bank prior to the Effective Time who continue as directors of the Bank immediately following the Effective Time will be covered by the Directors Consultation and Retirement Plan.

     4.13.     Indemnification.

     Community agrees that all rights to indemnification and all limitations on liability existing in favor of NCF and the Bank as provided in their respective Certificate of Incorporation, Bylaws or similar governing documents as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect, and shall be honored by Community, the Community Subsidiaries or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a "Claim"), asserted or made within such period shall continue until the final disposition of such Claim.


                                   ARTICLE V

                               CLOSING CONDITIONS

     5.01.     Conditions to the Parties' Obligations Under This Agreement.

     The respective obligations of the parties under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     (a) All necessary regulatory or governmental approvals and consents (including without limitation any required approval of the Federal Reserve, FDIC and banking regulators of the State of Indiana and the Commonwealth of Kentucky required to consummate the transactions contemplated hereby) shall have been obtained without any term or condition which would materially impair the value of NCF and the Bank to Community; all conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied; and all waiting periods in respect thereof shall have expired.

     (b) All corporate action necessary to authorize the execution and delivery of this Agreement and consummation of the transactions contemplated hereby and by the Agreement of Merger shall have been duly and validly taken by Community and NCF, including approval by the requisite vote of the stockholders of NCF of this Agreement and the Agreement of Merger.

     (c) No order, judgment or decree shall be outstanding against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any governmental body in which it is sought to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more of the parties hereto in connection with this Agreement and which Community or NCF determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger.

     (d) The Form S-4 shall have become effective under the 1933 Act, and Community shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to issue the Community Common Stock in connection with the Merger, and neither the Form S-4 nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the Commission or any state securities authority.

     (e) The parties shall have received, in form and substance reasonably satisfactory to them, an opinion of Elias, Matz, Tiernan & Herrick to the effect that, for federal income tax purposes, the Merger will qualify as a "reorganization" under Section 368(a) of the Code; no taxable gain will be recognized by Community or NCF (i) upon the transfer of NCF's assets to Community in exchange for Community Common Stock, cash and the assumption of NCF's liabilities or (ii) upon the distribution of such Community Common Stock and cash to NCF stockholders.

     5.02.     Conditions to the Obligations of Community Under This
Agreement.

     The obligations of Community under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Community:

     (a) Each of the obligations of NCF required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of NCF contained in this Agreement shall have been true and correct as of the date hereof and as of the Effective Time as though made at and as of the Effective Time, except (i) as to any representation or warranty which specifically relates to an earlier date or
(ii) where the facts which caused the failure of any representation or warranty to be so true and correct would not, either individually or in the aggregate, constitute a material adverse change in the business, operations, assets or financial condition of NCF and the Bank, taken as a whole, and Community shall have received a certificate to that effect signed by the President and Chief Executive Officer of NCF.

     (b) All permits, consents, waivers, clearances, approvals and authorizations of all regulatory or governmental authorities or third parties which are necessary in connection with the consummation of the Merger shall have been obtained, and none of such permits, consents, waivers, clearances, approvals and authorizations shall contain any term or condition which would materially impair the value of NCF and the Bank to Community.

     (c) Community shall have received, in form and substance satisfactory to it, a letter dated the date of the Closing, from Monroe, Shine & Co., Inc. to the effect that the Merger will qualify for pooling-of-interest accounting treatment.

     (d) Holders of NCF Common Stock who dissent from the Merger pursuant to Delaware law by meeting the requirements set forth in the DGCL shall not hold more than 15% of the NCF Common Stock immediately prior to the Effective Time.

     (e) Each stockholder of NCF who is an NCF Affiliate shall have executed and delivered a commitment and undertaking to the effect that (i) such stockholder will dispose of the shares of Community Common Stock received by him in connection with the Merger only in accordance with the provisions of paragraph (d) of Rule 145 under the 1933 Act; (ii) such stockholder will not dispose of any of such shares until Community has received an opinion of counsel acceptable to it that such proposed disposition is in compliance with the provisions of paragraph (d) of Rule 145 under the 1933 Act, which opinion shall be rendered promptly following counsel's receipt of such stockholder's written notice of its intention to sell shares of Community Common Stock; and
(iii) the certificates representing said shares may bear a legend referring to the foregoing restrictions.

     (f) NCF shall have furnished Community with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 5.02 as Community may reasonably request.

     5.03.     Conditions to the Obligations of NCF Under this Agreement.

     The obligations of NCF under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by NCF:

     (a) Each of the obligations of Community required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of Community contained in this Agreement shall have been true and correct as of the date hereof and as of the Effective Time as though made at and as of the Effective Time, except (i) as to any representation or warranty which specifically relates to an earlier date or
(ii) where the facts which caused the failure of any representation or warranty to be so true and correct would not, either individually or in the aggregate, constitute a material adverse change in the business, operations, assets or financial condition of Community, and the Community Subsidiaries, taken as a whole, and NCF shall have received a certificate to that effect signed by the President and Chief Executive Officer of Community.

     (b) Community shall have furnished NCF with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 5.03 as NCF may reasonably request.

                                  ARTICLE VI

                   TERMINATION, AMENDMENT AND WAIVER, ETC.

     6.01.     Termination.

     This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Agreement of Merger by the stockholders of Community and/or NCF:

     (a)  by mutual written consent of the parties hereto;

     (b) by Community or NCF (i) if the Effective Time shall not have occurred on or prior to September 30, 1998 or (ii) if a vote of the stockholders of NCF is taken and such stockholders fail to approve this Agreement and the Agreement of Merger at the meeting of stockholders (or any adjournment thereof) of NCF contemplated by Section 4.07 hereof; unless in each case the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein to be performed or observed by such party at or before the Effective Time;

     (c) by Community or NCF upon written notice to the other 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the Merger and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable regulatory agency or governmental authority, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or 30 or more days after any petition for rehearing or amended application is denied;

     (d) by Community in writing if NCF has, or by NCF in writing if Community has, breached (i) any covenant or undertaking contained herein or in the Agreement of Merger, or (ii) any representation or warranty contained herein, which breach would have a material adverse effect on the business, operations, assets or financial condition of NCF and the Bank or Community and the Community Subsidiaries, as applicable, taken as a whole, or upon the consummation of the transactions contemplated hereby, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Effective Time; provided that it is understood and agreed that either party may terminate this Agreement on the basis of any such material breach of any representation or warranty contained herein, notwithstanding any qualification therein relating to the knowledge of the other party;

     (e) by Community or NCF in writing, if any of the applications for prior approval referred to in Section 4.06 hereof are denied or are approved contingent upon the satisfaction of any condition or requirement which, in the reasonable opinion of the Board of Directors of Community, would materially impair the value of NCF and the Bank to Community, and the time period for appeals and requests for reconsideration has run.

     6.02.     Effect of Termination.

In the event of termination of this Agreement by either Community or NCF as provided above, this Agreement shall forthwith become void (other than Sections 4.05(b) and 7.01 hereof, which shall remain in full force and effect) and there shall be no further liability on the part of the parties or their respective officers or directors except for the liability of the parties under Sections 4.05(b) and 7.01 hereof and except for liability for any breach of this Agreement.

     6.03.     Amendment, Extension and Waiver.

     Subject to applicable law, at any time prior to the consummation of the Merger, whether before or after approval thereof by the stockholders of Community and/or NCF, the parties may (a) amend this Agreement and the Agreement of Merger, (b) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the Merger by the stockholders of Community and/or NCF, there may not be, without further approval of such stockholders, any amendment or waiver of this Agreement or the Agreement of Merger which modifies either the amount or the form of the Merger Consideration to be delivered to stockholders of NCF. This Agreement and the Agreement of Merger may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


                                  ARTICLE VII

                                 MISCELLANEOUS

     7.01.     Expenses.

     (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including without limitation legal, accounting, investment banking and printing expenses) shall be borne by the party incurring such costs and expenses, provided that Community shall bear all costs of printing, mailing and filing the

Form S-4 and Joint Proxy Statement/Prospectus and all other registration and filing fees relating to the Merger.

     (b) Notwithstanding any provision in this Agreement to the contrary, in the event that either of the parties shall default in its obligations hereunder, the non-defaulting party may pursue any remedy available at law or in equity to enforce its rights and shall be paid by the defaulting party for all damages, costs and expenses, including without limitation legal, accounting, investment banking and printing expenses, incurred or suffered by the non-defaulting party in connection herewith or in the enforcement of its rights hereunder.

     7.02.     Survival.

     The respective representations, warranties and covenants of the parties to this Agreement shall not survive the Effective Time but shall terminate as of the Effective Time, except for the provisions of Section 4.12 hereof.

     7.03.     Notices.

     All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by overnight express or mailed by prepaid registered or certified mail (return receipt requested) or by cable, telegram or telex addressed as follows:

     (a)  If to Community, to:

          Community Bank Shares of Indiana, Inc.
          202 East Spring Street
          New Albany, Indiana 47250
          Attn:     Robert E. Yates

          Copy to:

          Elias, Matz, Tiernan & Herrick, L.L.P.
          734 - 15th Street, N.W.
          Washington, D.C. 20005
          Attn:     John P. Soukenik, Esq.

     (b)  If to NCF, to:

          NCF Financial Corp.
          106A John Rowan Boulevard
          Bardstown, Kentucky 40004
          Attn:     A. E. Bowling

          Copy  to:

          Malizia, Spidi, Sloane & Fisch, P.C.
          1301 K Street, N.W., Suite 700 East
          Washington, D.C. 20005

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

     7.04.     Parties in Interest.

     This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party and, except as otherwise expressly provided herein, that nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

     7.05.     Complete Agreement.

     This Agreement and the Agreement of Merger, including the documents and other writings referred to herein or therein or delivered pursuant hereto or thereto, contain the entire agreement and understanding of the parties with respect to their subject matter and shall supersede all prior agreements and understandings between the parties, both written and oral, with respect to such subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein.

     7.06.     Counterparts.

     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

     7.07.     Governing Law.

     This Agreement shall be governed by the laws of the State of Indiana, without giving effect to the principles of conflicts of laws thereof.

     7.08.     Headings.

     The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, Community and NCF have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                   COMMUNITY BANK SHARES OF INDIANA, INC.


Attest:

/s/ M. Diane Murphy                By:  /s/ Robert E. Yates
----------------------------            ----------------------------------
M. Diane Murphy                         Robert E. Yates
Secretary                               President and Chief Executive Officer



                                   NCF FINANCIAL CORPORATION


Attest:

/s/ Patricia H. Thomas             By:  /s/ A.E. Bowling
----------------------------            ----------------------------------
Patricia H. Thomas                      A.E. Bowling
Secretary                               Chairman of the Board

                                                                   APPENDIX A


                                 AGREEMENT OF MERGER

     This Agreement of Merger is dated as of December 17, 1997, by and between Community Bank Shares of Indiana, Inc. ("Community"), an Indiana corporation, and NCF Financial Corporation ("NCF"), a Delaware corporation.

                                 W I T N E S S E T H:

     WHEREAS, Community and NCF have entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Reorganization Agreement"); and

     WHEREAS, pursuant to the Reorganization Agreement and this Agreement of Merger, and subject to the terms and conditions set forth therein and herein, NCF shall be merged with and into Community, with Community the surviving corporation of such merger;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Reorganization Agreement, the parties hereto do mutually agree as follows:

                                      ARTICLE I

                                     DEFINITIONS

     Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

     1.1 "Effective Time" shall mean the date and time at which the Merger contemplated by this Agreement of Merger becomes effective as provided in
Section 2.2 of this Agreement of Merger.

     1.2 "Community Common Stock" shall mean the common stock, par value $.10 per share, of Community.

     1.3 "Merger" shall refer to the multi-step merger of NCF with and into Community as provided in Section 2.1 of this Agreement of Merger.

     1.4 "Merging Corporations" shall collectively refer to Community and NCF.

     1.5 "NCF Common Stock" shall mean the common stock, par value $.10 per share, of NCF.

     1.6 "Stockholder Meetings" shall mean the respective meetings of the stockholders of Community and NCF held pursuant to Section 4.07 of the Agreement.

     1.7 "Surviving Corporation" shall mean Community as the surviving corporation of the Merger.

                                      ARTICLE II

                                 TERMS OF THE MERGER


     2.1 The Merger. Subject to the terms and conditions set forth in the Reorganization Agreement, at the Effective Time, NCF shall be merged with and into Community pursuant to the applicable provisions of the Indiana Business Coroporation Law ("IBCL") and the Delaware General Corporation Law ("DGCL"). Community shall be the Surviving Corporation of the Merger and shall continue to be governed by the laws of the State of Indiana. At the Effective Time, the separate existence and corporate organization of NCF shall cease, and Community shall thereupon and thereafter possess all the rights, privileges, powers and franchises of a public as well as of a private nature of each of NCF and Community; and be subject to all the restrictions, disabilities and duties of each of NCF and Community; and all and singular, the rights, privileges, powers and franchises of each of NCF and Community, and all property, real, personal and mixed, and all debts due to either NCF or Community on whatever account, as well for stock subscriptions and all other things in action or belonging to each of NCF and Community shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of, respectively, NCF and Community, and the title to any real estate vested by deed or otherwise, under the laws of the State of Indiana or elsewhere in either NCF or Community shall not revert or be in any way impaired by reason of the Merger, but all rights of creditors and all liens upon any property of either of NCF or Community shall be preserved unimpaired, and all debts, liabilities and duties of NCF and Community shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

     2.2 Effective Time. The Merger shall become effective on the date and at the time that Articles of Merger are executed and filed with the Secretary of State of the State of Indiana pursuant to IBCL, unless a later date and time is specified as the Effective Time in such Articles of Merger.

     2.3 Name of the Surviving Corporation. The name of the Surviving Corporation shall be "Community Bank Shares of Indiana, Inc."

     2.4 Articles of Incorporation. On and after the Effective Time, the Articles of Incorporation of Community shall be the Articles of Incorporation of the Surviving Corporation until amended in accordance with applicable law.

     2.5 Bylaws. On and after the Effective Time, the Bylaws of Community shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

                                     ARTICLE III

                                 CONVERSION OF SHARES

     3.1  Conversion of NCF Common Stock and Options to Purchase NCF Common
          Stock.

     (a) Subject to Section 3.2 hereof, each share of NCF Common Stock outstanding immediately prior to the Effective Time, other than (i) shares held by NCF (including Treasury shares) or Community or any of their respective wholly owned subsidiaries and (ii) NCF Dissenting Shares (as hereinafter defined), shall be converted into the number of shares of Community Common Stock equal to the Exchange Ratio (as defined in the Reorganization Agreement) in accordance with the terms of Section 1.03 of the Reorganization Agreement.

     (b) Notwithstanding any other provision hereof, no fractional shares of Community Common Stock shall be issued to holders of NCF Common Stock. In lieu thereof, each holder of shares of NCF Common Stock entitled to a fraction of a share of Community Common Stock shall, at the time of surrender of the certificate or certificates representing such holder's shares, receive an amount of cash in accordance with the terms of Section 1.05 of the Reorganization Agreement. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

     (c) At or immediately prior to the Effective Time, each option to purchase NCF Common Stock issued pursuant to NCF's 1995 Stock Option Plan shall be cancelled, and each holder of any such option, whether or not then vested or exercisable, shall be entitled to receive from Community or NCF a new option to acquire shares of Community Common Stock a cash amount determined in accordance with Section 1.03 of the Reorganization Agreement. The payment of the consideration referred to in this Section 3.1(c) to holders of options to purchase NCF Common Stock shall be subject to the execution by any such holder of such instruments of cancellation as Community may reasonably deem appropriate.

     3.2  Exchange of Certificates for Stock and/or Cash.

     After the Effective Time, each holder of a certificate for theretofore outstanding shares of NCF Common Stock, shall be surrendered and exchanged for cash or stock consideration in the manner provided in Section 1.04 of the Reorganization Agreement.

     3.3 Dissenting Shares. Notwithstanding anything in this Agreement of Merger to the contrary, shares of NCF Common Stock which are outstanding immediately prior to the Effective Time and which are held by stockholders (other than Community or any wholly owned subsidiary thereof) who shall not have voted such shares in favor of the Agreement and this Agreement of Merger and who shall have satisfied all of the applicable requirements of Section 262 of the DGCL ("NCF Dissenting Shares"), shall not be converted into the right to receive, or be exchangeable for, shares of Community Common Stock or cash as set forth in Section 3.1 hereof, but the holders thereof shall be entitled to payment of the fair value of such shares in accordance with said
Section 262 of the DGCL, subject to the procedures and the conditions specified in such provision of the DGCL, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal and payment under such law. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of NCF Common Stock held by such holder shall thereupon be deemed to have been converted into the right to receive, or be exchangeable at the Effective Time for, cash as provided in 1.06 of the Reorganization Agreement. Community hereby agrees to make, or cause to be made, payment in cash for any Dissenting Shares.

     3.4 Community Common Stock. Each share of Community Common Stock issued and outstanding immediately prior to the Effective Time shall, on and after the Effective Time, continue to be issued and outstanding as an identical share of Community Common Stock.

                                      ARTICLE IV

                                    MISCELLANEOUS

     4.1 Conditions Precedent. The respective obligations of each party under this Agreement of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in
Article V of the Reorganization Agreement.

     4.2 Termination. This Agreement of Merger shall be terminated automatically without further act or deed of either of the parties hereto in the event of the termination of the Reorganization Agreement in accordance with Section 6.01 thereof.

     4.3 Amendments. To the extent permitted by the IBCL, this Agreement of Merger may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Board of Directors of each of the parties hereto; provided, however, that the provisions of Article III of this Agreement of Merger relating to the consideration to be paid for the shares of NCF Common Stock shall not be amended after either of the Stockholder Meetings so as to modify either the amount or the form of such consideration or to otherwise materially adversely affect the shareholders of Community or NCF without the approval of the stockholders of Community and NCF who are so affected.

     4.4 Successors. This Agreement of Merger shall be binding on the successors of Community and NCF.

     IN WITNESS WHEREOF, Community and NCF have caused this Agreement of Merger to be executed by their duly authorized officers as of the day and year first above written.

                         COMMUNITY BANK SHARES OF INDIANA, INC.


Attest:

/s/ M. Diane Murphy                By:  /s/ Robert E. Yates
-----------------------------           -------------------------------------
M. Diane Murphy                         Robert E. Yates
Secretary                               President and Chief Executive Officer



                         NCF FINANCIAL CORPORATION


Attest:

/s/ Patricia H. Thomas             By:  /s/ A.E. Bowling
----------------------------            ----------------------------------
Patricia H. Thomas                      A.E. Bowling
Secretary                               Chairman of the Board

                                                                       Exhibit 3


                                STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of December 17, 1997, by and between Community Bank Shares of Indiana, Inc. ("Community"), an Indiana corporation, and NCF Financial Corporation ("NCF"), a Delaware corporation (the "Agreement").


                                      WITNESSETH

     WHEREAS, Community and NCF have entered into an Agreement and Plan of Reorganization and related Agreement of Merger, each dated as of December 17, 1997 (collectively, the "Reorganization Agreement");

     WHEREAS, Community has requested the execution of this Agreement by NCF in order to increase the likelihood that the transactions contemplated by the Reorganization Agreement will be consummated in accordance with its terms and as a condition to Community's obligation to complete the transactions contemplated by the Reorganization Agreement and, in consideration for such obligation, NCF has agreed to issue to Community an option entitling Community to purchase shares of its common stock upon the terms and subject to the conditions set forth herein; and

     NOW, THEREFORE, in consideration of the execution of the Reorganization Agreement and the premises therein and herein contained, the parties agree as follows:

     1.   Grant of Option.

     Subject to the terms and conditions hereof, NCF irrevocably grants to Community as of December 17, 1997 the option ("Option") to purchase at one time or from time to time anaggregate of 150,000 shares of common stock, par value $.10 per share, of NCF ("Common Stock") at a price per share equal to $14.75 (the price per share is referred to below as the "Purchase Price" and the price when used with respect to a number of shares is referred to below as the "aggregate Purchase Price" for such shares). As used in this Agreement, the term "Shares" means the shares of Common Stock subject to the Option.

     2.   Exercise of Option.

     (a) Subject to the terms and conditions hereof, Community may exercise the Option, in whole at any time or in part from time to time, to the extent not previously exercised, if a Purchase Event (as defined below) shall have occurred and be continuing, provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further effect, except as to notices of exercise given prior thereto, on the Termination Date, which shall be the date on which occurs the earliest of (i) immediately prior to the Effective Time as defined in

Section 1.02 of the Reorganization Agreement, (ii) twelve (12) months after the first occurrence of a Purchase Event, (iii) twelve (12) months following a termination of the Reorganization Agreement by Community pursuant to
Section 6.01(d) thereof prior to the occurrence of a Purchase Event; and (iv) twelve (12) months following a termination of the Reorganization Agreement in accordance with its terms (other than by Community pursuant to Section 6.01(d) thereof) prior to the occurrence of a Purchase Event, provided, however, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable laws and regulations.

     (b) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

          (i) NCF or any of its subsidiaries shall have entered into an agreement with any person (other than Community or any subsidiary thereof)
     (A) to merge, consolidate or enter into any similar transaction with such person, (B) for the disposition, by sale, lease, exchange or otherwise, of all or substantially all of the consolidated assets or deposits of NCF or any of its subsidiaries or (C) for the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or an option or right to acquire such securities) representing 15% or more of the voting power of NCF or any of its subsidiaries;

          (ii) any person (other than Community or any subsidiary thereof) shall have acquired beneficial ownership of, or any group of persons shall have been formed which beneficially owns, 15% or more of the then outstanding Common Stock (any of the foregoing in Section 2(b)(i) or (ii) is hereinafter referred to as an "Acquisition Transaction");

          (iii) any person (other than Community or any subsidiary thereof) shall have (A) commenced a tender offer or filed a registration statement under the Securities Act of 1933, as amended ("Securities Act"), with respect to an exchange offer to purchase or otherwise acquire control of 15% or more of the then outstanding shares of Common Stock (such offers being referred to herein as a "Tender Offer" and an "Exchange Offer," respectively); or

          (iv) the holders of the outstanding Common Stock shall not have approved the Reorganization Agreement (including the related Agreement of Merger) at the meeting of such holders called for such purpose pursuant to the Reorganization Agreement, such meeting shall not have been held or shall have been cancelled prior to the termination of the Reorganization Agreement in accordance with its terms, or NCF's Board of Directors shall have withdrawn or modified in a manner which is adverse to Community the recommendation of NCF's Board of Directors with respect to the Reorganization Agreement and the Agreement of Merger, in each case after it shall have been publicly announced that any person (other than Community or any subsidiary thereof) shall have (A) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, (B) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (C) filed an application (or given notice), whether in draft or final form, under the Bank Holding Company Act of 1956, the Bank Merger Act or the Change in Bank Control Act of 1978, for approval to engage in an Acquisition Transaction or (D) any person shall have solicited proxies in a proxy solicitation subject to Regulation 14A under the Securities Exchange
     Act of 1934, as amended ("Exchange Act"), in opposition to approval of the Reorganization Agreement by NCF's stockholders.

     (c) As used in this Agreement, (i) "beneficial ownership," "person" and "group of persons" shall have the meanings conferred thereon by Section 13(d) of the Exchange Act and the regulations promulgated thereunder and (ii) "commenced" shall have the meaning conferred thereon by Rule 14d-2 under the Exchange Act.

     (d) NCF shall promptly give written notice to Community of the occurrence of a Purchase Event known to NCF. However, the giving of such notice by NCF shall not be a condition to the right of Community to exercise the Option. If more than one transaction or event giving rise to a Purchase Event is undertaken or effected, then all such transactions shall give rise to only one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions or events are abandoned.

     (e) Notwithstanding the foregoing, NCF shall not be obligated to issue Shares upon exercise of the Option (i) in the absence of any required governmental, regulatory or stockholder approval or consent necessary for NCF to issue the Shares or for Community to exercise the Option or prior to the expiration or termination of any waiting period required by law, or (ii) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect which prohibits the sale or delivery of the Shares. If the Option is otherwise exercisable but cannot be exercised prior to termination as specified in Section 2(a) hereof solely because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall continue and will expire on the twentieth business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

     3.   Notice of Exercise; Payment and Delivery of Shares.

     (a) In the event that Community desires to exercise the Option, Community shall send a written notice (the date of which being herein referred to as the "Notice Date") to NCF specifying the total number of Shares it will purchase and a place and date for the closing of such purchase, which date shall be not later than 60 calendar days nor earlier than three business days from the date such notice is given, unless additional time is needed to give notification to or to obtain approval from any governmental or regulatory authority and, if so required, three business days from the date on which the required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period with respect thereto shall have passed.

     (b) At any closing hereunder, (a)(i) Community shall make payment to NCF of the aggregate Purchase Price for the Shares to be purchased by delivery to NCF of a certified, cashier's or bank check payable to the order of NCF in such amount or, if mutually agreed, by wire transfer of funds in such amount to an account designated in writing by NCF, or (ii) if requested by Community, in lieu of the payment set forth in (a)(i) above, NCF shall issue to Community a number of whole Shares determined by (A) multiplying the excess, if any, of the closing price of the Common Stock on the Notice Date over the Purchase Price by the number of Shares with respect to which the Option is being exercised, and (B) dividing such product by the Purchase Price; and (b) NCF shall deliver to Community a certificate or certificates representing the Shares so purchased, registered in the name of Community or its designee. NCF shall pay any and all federal, state and local taxes, or other charges that may be imposed upon Community in connection with the preparation, issuance and delivery of stock certificates hereunder.

     4.   Representations and Warranties of NCF.

     NCF hereby represents and warrants to Community as follows:

     (a) This Agreement has been duly authorized, executed and delivered by NCF and constitutes a valid and binding agreement of NCF, enforceable against NCF in accordance with its terms, except to the extent that the obligations of NCF set forth in Section 8(a) and (d) hereof may be unenforceable under applicable federal and state securities laws.

     (b) NCF has taken all necessary corporate and other action (excluding any required governmental or stockholder approvals) to authorize and reserve and to permit it to issue, and at all times from the date hereof until such time as the obligation to deliver Shares upon the exercise of the Option terminates, will have reserved for issuance, upon any exercise of the Option, the number of Shares subject to the Option (less the number of Shares previously issued upon any partial exercise of the Option or as to which the Option may no longer be exercised). All of the Shares to be issued pursuant to the Option are duly authorized and, upon issuance and delivery thereof pursuant to this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all claims, liens, charges, encumbrances and security interests, and will not have been issued in violation of, and will not be subject to, any preemptive rights of any stockholders of NCF.

     (c) The execution, delivery and performance by NCF of this Agreement and the consummation of the transactions contemplated hereby (excluding any required governmental approvals) do not contravene, or constitute a default under, (i) the Certificate of Incorporation or Bylaws of NCF or (ii) any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation binding upon NCF or any of its subsidiaries.

     5.   Representations and Warranties of Community.

     Community hereby represents and warrants to NCF as follows:

     (a) This Agreement has been duly authorized, executed and delivered by Community and constitutes a valid and binding agreement of Community, enforceable against Community in accordance with its terms, except to the extent that the obligations of Community set forth in Section 8(b) and (d) hereof may be unenforceable under applicable federal and state securities laws.

     (b) Community is acquiring the Option for the purpose set forth in the second Whereas clause of this Agreement and hereby acknowledges that (i) the Option has not been, and the Shares may not be, registered under the Securities Act or any other applicable securities registration requirements and (ii) the Option and the Shares may not be transferred except in compliance with applicable registration requirements or an available exemption therefrom.

     6.   Adjustment Upon Change in Capitalization, Etc.

     In the event of any change in the Common Stock by reason of stock dividends, stock splits, mergers, consolidations, recapitalizations, combinations, conversions, exchanges of shares, extraordinary or liquidating dividends, or other changes in the corporate or capital structure of NCF which would have the effect of diluting or changing Community's rights hereunder, the number and kind of shares or securities subject to the Option and the Purchase Price (but not the aggregate Purchase Price of the Shares) shall be appropriately and equitably adjusted so that Community shall receive upon exercise of the Option the number and class of shares or other securities or property that Community would have received in respect of the Shares that could have been purchased upon exercise of the Option if the Option could have been and had been exercised immediately prior to such event or the record date therefor, as applicable. In the event that after the date hereof NCF issues any additional shares of Common Stock other than pursuant to any event described in the preceding sentence or pursuant to the exercise of the Option, the number of shares of Common Stock which can be purchased pursuant to the Option shall be increased by an amount so that after such issuance the number of shares of Common Stock subject to the Option, less any shares previously acquired upon exercise of the Option, shall equal 19.9% of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares which may be issued pursuant to the Option. NCF shall take such steps in connection with any consolidation, merger, liquidation or other such action as may be necessary to ensure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable upon exercise of the Option.

     7.   Registration of the Shares.

     (a) If Community requests NCF in writing to register under the Securities Act or any other applicable securities registration requirements Shares which have been purchased by Community hereunder, NCF will use its best efforts to cause the Shares so specified in such request to be registered as soon as practicable so as to permit the sale or other distribution by Community of such Shares (and to keep such registration in effect for a period of at least 180 days) and in connection therewith shall prepare and file as promptly as reasonably possible (but in no event later than 45 days from receipt of Community's request) a registration statement under the Securities Act to effect such registration on an appropriate form, which would permit the sale of the Shares by Community in the manner specified by Community in its request. In connection with such registration, NCF shall use its best efforts to cause to be delivered to Community (and any other holder whose Shares are the subject of such registration) such certificates, opinions, accountants' letters and other documents as Community (or any such other holder) shall reasonably request and are customarily rendered in connection with the registration of securities under the Securities Act. Community shall provide all information reasonably requested by NCF for inclusion in any documents to be prepared hereunder. All expenses incurred by NCF in complying with the provisions of this Section 7, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for NCF and blue sky fees and expenses shall be paid by NCF. Underwriting discounts and commissions to brokers and dealers relating to the Shares, fees and disbursements of counsel to Community and any other expenses incurred by Community in connection with such registration shall be borne by Community.
NCF shall not be obligated to make effective more than two registration statements pursuant to this Section 7(a).

     (b) NCF shall notify Community in writing not less than ten business days prior to filing a registration statement under the Securities Act with respect to any Common Stock (other than a filing on Form S-4 or Form S-8) of NCF's intention so to file. If Community wishes to have any portion of its Shares purchased hereunder included in such registration statement, it shall advise NCF in writing to that effect within five business days following receipt of such notice from NCF pursuant to the preceding sentence, and NCF will thereupon include the number of shares indicated by Community under such registration statement, provided, however, that if the managing underwriter determines and advises NCF and Community in writing that the inclusion in the registration statement of the number of shares indicated by Community would interfere with the successful marketing of the Common Stock proposed to be registered and sold by NCF, then the number of shares indicated by Community to be included in the underwriting shall be reduced or eliminated pro rata among all holders of shares of Common Stock requesting such registration, and further provided, however, that nothing herein shall prevent NCF from, at any time, abandoning or delaying any registration.

     (c) The rights provided under this Section 7 shall expire upon the third annual anniversary of the first acquisition of Shares by Community hereunder.

     8.   Indemnification.

     (a) In connection with any registration under the provisions of Section 7 hereof, NCF shall indemnify and hold harmless Community and any underwriter (as defined in the Securities Act) for Community and each person who controls Community or such underwriter within the meaning of the Securities Act, from and against any and all loss, damage, liability, cost and expense to which Community or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by or arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any preliminary or final offering prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that NCF will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or omission so made in conformity with information furnished by Community, such underwriter or such controlling persons in writing specifically for use in the preparation thereof.

     (b) Community will indemnify and hold harmless NCF, any underwriter for NCF and each person who controls NCF or such underwriter within the meaning of the Securities Act, from and against any and all loss, damage, liability, cost and expense to which NCF or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by or arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any preliminary or final offering prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission was so made in conformity with information furnished by Community in writing specifically for use in the preparation thereof.

     (c) Promptly after receipt by an indemnified party pursuant to the provisions of Section 8(a) or (b) of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party pursuant to the provisions of Section 8(a) or (b), promptly notify the indemnifying party of the commencement thereof; except to the extent of any actual prejudice to the indemnifying party, the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of Section 8(a) or (b) for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

     (d) If recovery is not available under the foregoing indemnification provisions, for any reason other than as expressly specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses, except to the extent that contribution is not permitted under Section 11(f) of the Securities Act. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties' relative fault, knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and/or prevent any statement or omission, and any other equitable considerations appropriate under the circumstances.

     9.   Quotation.

     If the Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on the Nasdaq Stock Market or any securities exchange, NCF, upon the request of Community after the occurrence of a Purchase Event, will promptly file an application, if required, to authorize for quotation or trading or listing the Shares of Common Stock (or other securities to be acquired upon exercise of the Option pursuant to the terms of Section 6 hereof) on the Nasdaq Stock Market or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

     10.  Further Assurances.

     NCF agrees to execute and deliver such documents and instruments and take such further actions as may be necessary or appropriate or as Community may reasonably request in order to ensure that Community receives the full benefits of this Agreement (including, without limitation, the prompt filing of any required notice or application for approval with any applicable federal or state regulatory agency and the expeditious processing of the same). Prior to the Termination Date, NCF will refrain from taking any action which would have the effect of preventing or interfering with the delivery by NCF of the Shares (or other securities deliverable pursuant to Section 6 hereof) to Community upon any exercise of the Option or from otherwise performing its obligations under this Agreement.

     11.  Remedies.

     The parties agree that Community would be irreparably damaged if for any reason NCF failed to issue any of the Shares (or other securities deliverable pursuant to Section 6 hereof) upon exercise of the Option or to perform any of its other obligations under this Agreement, and that Community would not have an adequate remedy at law in such event. Accordingly, Community shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by NCF. This provision is without prejudice to any other rights that Community may have against NCF for any failure to perform its obligations under this Agreement.

     12.  Miscellaneous.

     (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by overnight express or mailed by prepaid registered or certified mail (return receipt requested) or by cable, telegram, telecopy or telex addressed as follows:

          (i)  If to Community, to:

               Community Bank Shares of Indiana, Inc.
               202 East Spring Street
               New Albany, Indiana 47150
               ATTN:  Robert E. Yates

               Copy to:

               Elias, Matz, Tiernan and Herrick L.L.P.
               734 15th Street, N.W.
               Washington, D.C.  20005
               ATTN:  Raymond A. Tiernan, Esq.


          (ii) If to NCF, to:

               NCF Financial Corporation
               106A John Rowan Boulevard
               Bardstown, Kentucky 40004
               ATTN:  A.E. Bowling

               Copy  to:

               Malizia, Spidi, Sloane & Fish, P.C.
               1301 K Street, N.W., Suite 700 East
               Washington, D.C. 20005


or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

     (c) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     If for any reason any court or regulatory agency determines that the Option will not permit the holder to acquire the full number of Shares, it is the express intention of NCF to allow the holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

     (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana without giving effect to the principles of conflicts of laws thereof.

     (e) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     (f) Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

     (g) Assignment. Community may assign this Agreement to any wholly owned subsidiary of Community. Community may not, without the prior written consent of NCF, assign this Agreement to any other person in whole or in part, provided that upon the occurrence of and following a Purchase Event, Community may sell, transfer, assign or otherwise dispose of its rights and obligations hereunder in whole or in part without such consent. In the case of any permitted sale, transfer, assignment or disposition in part of this Option, NCF shall do all things necessary to facilitate the same and the person to whom this Option is sold, transferred assigned or disposed of shall agree in writing to the terms and conditions hereof. This Agreement shall not be assignable by NCF except by operation of law. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     (h) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person (other than an assignee or transferee of Community pursuant to Section 12(g) hereof) any rights or remedies of any nature whatsoever under or by any reason of this Agreement.

     13.  Entire Agreement.

     This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties, both written and oral, with respect to its subject matter.

     IN WITNESS WHEREOF, Community and NCF have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.


                         COMMUNITY BANK SHARES OF INDIANA, INC.


Attest:

/s/ M. Diane Murphy                By:  /s/ Robert E. Yates
------------------------                ----------------------------------
M. Diane Murphy                         Robert E. Yates
Secretary                               President and Chief Executive Officer



                         NCF FINANCIAL CORPORATION


Attest:

/s/ Patricia H. Thomas             By:  /s/ A.E. Bowling
------------------------                ----------------------------------
Patricia H. Thomas                      A.E. Bowling
Secretary                               Chairman of the Board